Annual Report

2007

MOVADO GROUP INC.

Dear Fellow Shareholders

Fiscal 2007 was an excellent year for Movado Group. We delivered strong financial results with double-digit gains in sales and profits, along with record cash flow from operations of $67 million. Our balance sheet, with over $130 million in cash at year-end, continues to provide our company with significant financial flexibility. We also increased our dividend by 33%, marking the seventh consecutive year of increasing our quarterly dividend and demonstrating our company's strong cash flow and financial position. These results were achieved even as we continued to invest in our business for the future.

Fiscal 2007 proved many things about our company. We possess a powerful portfolio of brands. We have very strong partners on the licensing front. And, we have an extremely talented team of people around the world that can execute our company's vision and create long-term value for our shareholders.

Our company has significantly evolved over the past several years. When we embarked on our current growth strategy in fiscal 2000, we were a company with $295 million in sales, most of which was generated in North America with minimal international exposure. We possessed a portfolio of only four brands, but powerful ones – Movado, Concord, ESQ, and Coach. Our gross margins were below 60%. Our operating margin was below 10% and we generated $28 million in operating cash flow.

Fast forward to today - we are now a company with over $500 million in sales, of which $166 million, or 32%, is generated internationally. We have added five powerhouse brands to our portfolio – Tommy Hilfiger, Ebel, HUGO BOSS, Juicy Couture and LACOSTE – more than doubling the number of brands from fiscal 2000 and creating a world-class portfolio. Our adjusted gross margins have reached new heights of 62.5%. Our adjusted operating margin continues to expand and over the past eight years we have generated more than $250 million in cash flow from operations. We have transformed Movado Group into a global operation with demonstrated operational discipline and an established track record of growth.

It's important that we take the time to not only reflect on our achievements but also to focus on areas for improvement and opportunity as we move forward. First, in our Concord business, fiscal 2008 will be a year of repositioning for the brand. We are very excited to introduce Concord's new brand vision and strategy this year focused around a unique new product introduction, the C1. In preparation for a worldwide re-launch, we have pared Concord to the very essence of the brand: Swiss expertise with a passion to innovate and lead. The new Concord will be a brand defined by its bold philosophy, aggressive positioning, daring product, and exclusive pricing.

Another area for improvement and opportunity as we move forward is our Movado Boutique business. We are in the process of refocusing and streamlining our efforts in this important brand-building initiative. Movado Boutiques are an integral part of the long-term strength of the Movado brand and we are committed to its future success. Branded jewelry presents a major growth opportunity and we are taking the right actions in terms of product design and development to create jewelry that is truly iconic and purely Movado.

This year we will celebrate a remarkable milestone, the 60th anniversary of Movado's Museum Dial – 60 years of modern design. Today, the Museum Dial is more relevant and fresh than ever before. Our celebration will begin in the second half of the year with a fully integrated approach including key events, focused advertising and the support of our retail distribution partners. The power of the Movado brand will be fully synthesized across both wholesale channels and Movado Boutiques – creating an unmistakable impression in the marketplace.

We are particularly pleased with the progress we have made in our Ebel brand over the past several years. Last year, Ebel sparked a tremendous amount of excitement with the introduction of the Brasilia collection and the 1911 BTR. This year, we will build on the success of both collections as we continue to develop Brasilia and further expand into the men's category with the 1911 BTR and the newly introduced 1911 Discovery.

Looking ahead, Movado Group's portfolio has significant organic growth potential. Many of our brands and businesses are in varying stages of growth and we are focused on maximizing these opportunities on a global basis. Three of our licensed brands are in their infancy – HUGO BOSS, Juicy Couture and LACOSTE, which we just recently launched. Coach Watches has tremendous growth potential moving forward. Also, Tommy Hilfiger Watches has great expansion opportunities throughout the world. Our company maintains the financial flexibility to not only strongly support our brands, but also to invest in future growth opportunities.

Improving our financial returns remains a top priority for our company. We are focused on increasing our operating margin from the historic 10% arena to the mid teens over the next several years. This improvement will come from both gross margin expansion and cost efficiencies. Along the way, we will continue to invest behind our portfolio of businesses, while producing strong profit growth. Finally, we will continue to focus on strong cash flow generation.

This year we are embarking on a key initiative toward further strengthening our company with the implementation of a new enterprise resource planning system. Enhanced systems will enable our company to tighten inventory management, strengthen our balance sheet and improve our operating margin performance; while also allowing us to partner more closely with our customers and enhance their overall experience with Movado Group.

Thank you to our customers, our shareholders, and our employees for your continued support and confidence in Movado Group.

Gedalio Grinberg
Chairman

Efraim Grinberg
President and Chief Executive Officer



By renewing Ebel's rich heritage in the technical aspect of watch-making, Movado Group has reestablished Ebel as a true luxury brand.

Ebel returned to its horological roots with the introduction of the 1911 BTR men's collection, powered by fine Ebel caliber automatic movements.



EBEL
AUTOMATIC
CERTIFIED


MOVADO
MOVADO
200 METERS

High profile athletes Derek Jeter, pictured, and Tom Brady are the faces behind the successful launch of the Movado Series 800 sports watch collection.

OVA

ARS O MOD



'he finest examples of twentieth century modern design, along vith serving a practical function, also evoke pleasure from heir use. They are distinguished not only by their beauty, out by their continuing acclaim as masterpieces of artistic achievement – enduring recognition all the more remarkable n an era and culture that worship change. Designed in 1947 by artist Nathan George Horwitt, the watch dial defined by a single dot at twelve has been lauded for a purity of design unrivaled in the history of time-keeping. Sixty years after its conception and renowned today as the Movado Museum® Watch, this legendary dial lives on. Modern, Historic. Iconic. Relevant. Timeless.


EBEL
THE ARCHITECTS OF TIME


30
10
20
12
3
9
6

CONCORD

Driven by an uncompromising
quest for technical perfection,
the new Concord will be defined b
its bold philosophy, daring produc
and exclusive pricing.

*Radical in many ways, C1 will define
the new Concord – sophisticated and
technologically advanced with a
modern, edgy point of view*

ESQ is a leader in the entry level Swiss watch category throughout the Americas and Caribbean.

ESQ adventure series watches sport special features like dual time dials, working compasses and screw-down crowns.




DIVE
EXPLORE
SOAR
SQUADRON
ESQ SWISS
High Tide
Low Tide

ESQ&U SWISS

Discover the collection at www.esqswiss.com

SEC MAIL PROCESSING
RECEIVED
MAY 2 5 2007
WASH. D.C.
209
SECTION


The sophisticated simplicity for which the HUGO BOSS brand is known also characterizes our new collection of BOSS watches.
BOSS
HUGO BOSS

A powerful product-focused advertisement captures the strong simple lines and striking design details of this HUGO BOSS men's bracelet chronograph.

Juicy Couture timepieces reveal the brand's unmistakable flair for style in each unique design.

Chic Juicy Couture timepieces are richly detailed with signature logo charms, playful Scottie dogs and whimsical coronets.



Juicy Couture
Juicy
45
15
30
16



TOMMY HILFIGER
WATCHES

Tommy Hilfiger watches offer a stylish complement to the designer's sophisticated sportswear collections.

Tommy's signature design sophistication is evident in this men's stainless steel watch with multi-eye dial on brown leather strap.

Our new
Coach spring
watch collection
sizzles with
the synergy
of authentic
Coach design.

*Bold brand detail
makes this signature
fashion timepiece
the perfect complement
to Coach handbags
and accessories.*


COACH est. 1941
Coach
est. 1941
65th Anniversary

Reconciliation of GAAP to non-GAAP Measures
(Unaudited)

Dollars in thousands (except per share data)	**2007**	2006
Operating Profit (GAAP)	**$52,319**	$48,037
A/R Reserve Adjustment[1]	**6,000**	–
Out-of-Period FX Adjustment[2]	**(2,211)**	–
Previously Recorded Liability Adjustment[3]	**–**	(507)
Adjusted Operating Profit (Non-GAAP)	**$56,108**	$47,530
Net Income (GAAP)	**$50,138**	$26,617
A/R Reserve Adjustment[1]	**3,706**	–
Out-of-Period FX Adjustment[2]	**(1,729)**	–
Previously Recorded Liability Adjustment[3]	**–**	(396)
Gain on Sale of Assets[4,5]	**(524)**	(2,057)
Currency Loss[6]	**–**	1,002
NOL Utilization[7]	**(10,385)**	–
Repatriation Taxes[8]	**–**	7,506
Adjusted Net Income (Non-GAAP)	**$41,206**	$32,672
Number of shares outstanding	**26,794**	26,180
Adjusted Net Income per share (Non-GAAP)	**$ 1.54**	$ 1.25

[1] Non-cash charge to accounts receivable reserve due to a change in estimate.
[2] One-time benefit recorded for an out-of-period adjustment related to foreign currency.
[3] One-time benefit recorded for the reversal of a previously recorded liability.
[4] Fiscal 2007 gain on sale of artwork.
[5] Fiscal 2006 gain on sale of building acquired with Ebel.
[6] Loss on discontinued foreign currency hedge derivatives.
[7] Utilization of acquired Ebel tax net operating loss carryforwards.
[8] Tax expense associated with the repatriated foreign earnings under the American Jobs Creation Act of 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operation

FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K, including, without limitation, statements under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation" and elsewhere in this report, as well as statements in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections about the Company, its future performance, the industry in which the Company operates and management's assumptions. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should" and variations of such words and similar expressions are also intended to identify such forward-looking statements. The Company cautions readers that forward-looking statements include, without limitation, those relating to the Company's future business prospects, projected operating or financial results, revenues, working capital, liquidity, capital needs, plans for future operations, expectations regarding capital expenditures and operating expenses, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets where the Company's products are sold, general uncertainty related to possible terrorist attacks and the impact on consumer spending, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key employees and officers, the ability to successfully integrate the operations of acquired businesses without disruption to other business activities, the continuation of licensing arrangements with third parties, the ability to secure and protect trademarks, patents and other intellectual property rights, the ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, the continued availability to the Company of financing and credit on favorable terms, business disruptions, disease, general risks associated with doing business outside the United States including, without limitation, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

These risks and uncertainties, along with the risk factors discussed under Item 1A "Risk Factors" on Form 10-K, should be considered in evaluating any forward-looking statements contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section. The Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

GENERAL

Sales. The Company operates and manages its business in two principal business segments – Wholesale and Retail. The Company also operates in two geographic segments – United States and International. The Company divides its watch brands into three distinct categories: luxury, accessible luxury and licensed brands. The luxury category consists of the Ebel and Concord brands. The accessible luxury category consists of the Movado and ESQ brands. The licensed brands category represents brands distributed under license agreements and includes Coach, Hugo Boss, Juicy Couture and Tommy Hilfiger.

The primary factors that influence annual sales are general economic conditions in the Company's U.S. and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures and product pricing decisions.

Approximately 31% of the Company's total sales are from international markets and therefore reported sales made in those markets are affected by foreign exchange rates. The Company's international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes. With the acquisition of Ebel in March of 2004, the introduction of HUGO BOSS watches and the launch of Lacoste watches in 2007, the Company expects that a higher percentage of its total sales will be derived from international markets in the future.

The Company's business is seasonal. There are two major selling seasons in the Company's markets: the spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center on significant local holidays that occur in late winter or early spring. The Company's net sales historically have been higher during the second half of the fiscal year. The second half of the fiscal year ended January 31, 2007 accounted for 57.9% of the Company's net sales.

The Company's retail operations consist of 31 Movado Boutiques and 30 outlet stores located throughout the United States. The Company does not have any retail operations outside of the United States.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence U.S. wholesale sales. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist seasons associated with these locations.

Gross Margins. The Company's overall gross margins are primarily affected by four major factors: brand and product sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate. Gross margins for the Company may not be comparable to those of other companies, since some companies include all the costs related to its distribution network in cost of sales whereas the Company does not include the costs associated with its U.S. warehousing and distribution facility nor the occupancy costs for the retail segment in the cost of sales line item.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Watches in the luxury category generally earn lower gross margin percentages than watches in the accessible luxury category. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins in the Movado Boutiques are affected by the mix of product sold. The margins from the sale of watches are greater than those from the sale of jewelry and accessories. Gross margins from the sale of watches in the Movado Boutiques also exceed those of the wholesale business since the Company earns margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Costs of sales of the Company's products consist primarily of component costs, assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's cost of goods sold and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program had the effect of minimizing the exchange rate impact on product costs and gross margins.

Selling, General and Administrative ("SG&A") Expenses. The Company's SG&A expenses consist primarily of marketing, selling, distribution and general and administrative expenses. Annual marketing expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with Baselworld, the annual watch and jewelry trade show and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of payroll related and store occupancy costs.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, professional fees, bad debts, depreciation and amortization of furniture and leasehold improvements, patent and trademark expenses and various other general corporate expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies are more fully described in Note 1 to the Company's Consolidated Financial Statements. The preparation of these financial statements and the application of certain critical accounting policies require management to make judgments based on estimates and assumptions that affect the information reported. On an on-going basis, management evaluates its estimates and judgments, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, warranty obligations, and contingencies and litigation. Management bases its estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances as a reduction of revenue in the same period that the sales are recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. During fiscal 2007, as a result of a change in these estimates, the Company recorded a charge to allowance for doubtful accounts of approximately $6.0 million. In general, while the actual bad debt losses have historically been within the Company's expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates in the future. As of January 31, 2007, the Company knew of no situations with any of the Company's major customers which would indicate the customer's inability to make their required payments..

Inventories

The Company values its inventory at the lower of cost or market. The Company's U.S. inventory is valued using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by international subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to evaluate the adequacy of inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold primarily through the Company's outlet stores. When management determines that finished product is unsaleable or that it is impractical to build the remaining components into watches for sale, a reserve is established for the cost of those products and components to value the inventory at lower of cost or market. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from the Company's expectations.

Long-Lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company performs an impairment review, at a minimum, on an annual basis. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the fair value of the long-lived assets.

During fiscal 2007 and 2006, the Company performed the reviews, which resulted in no impairment charges. During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, might not be recoverable. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Soho Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash pretax impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statements of Income.

Warranties

All watches sold by the Company come with limited warranties covering the movement against defects in material and workmanship for periods ranging from two to three years from the date of purchase, with the exception of Tommy Hilfiger watches, for which the warranty period is ten years. In addition, the warranty period is five years for the gold plating on certain Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within the Company's expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse effect on the Company's operating results.

Stock-Based Compensation

On February 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), electing to use the modified prospective application transition method, and accordingly, prior period financial statements have not been restated. Under this method, the fair value of all stock options granted after adoption and the unvested portion of previously granted awards must be recognized in the Consolidated Statements of Income. The Company utilizes the Black-Scholes option-pricing model to calculate the fair value of each option at the grant date which requires certain assumptions be made. The expected life of stock option grants is determined using historical data and represents the time period which the stock option is expected to be outstanding until it is exercised. The risk free interest rate is the yield on the grant date of U.S. Treasury constant maturities with a maturity date closest to the expected life of the stock option. The expected stock price volatility is derived from historical volatility and calculated based on the estimated term structure of the stock option grant. The expected dividend yield is calculated using the expected annualized dividend which remains constant during the expected term of the option.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates in each jurisdiction where the Company operates, and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations for fiscal 2007 compared to fiscal 2006 and fiscal 2006 compared to fiscal 2005 along with a discussion of the changes in financial condition during fiscal 2007.

The following are net sales by business segment *(in thousands)*:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Wholesale:			
United States	**$276,988**	$241,379	$214,403
International	**166,209**	144,004	130,625
Retail	**89,668**	85,558	73,938
Net Sales	**$532,865**	$470,941	$418,966

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated:

	Fiscal Year Ended January 31,		
	2007	2006	2005
	% of net sales	% of net sales	% of net sales
Net sales	**100.0%**	100.0%	100.0%
Gross margin	**60.6%**	60.8%	59.7%
Selling, general and administrative expenses	**50.8%**	50.6%	51.3%
Operating income	**9.8%**	10.2%	8.4%
Other income	**0.3%**	0.2%	0.3%
Interest expense	**0.7%**	1.0%	0.8%
Interest income	**0.6%**	0.1%	0.0%
Income taxes	**0.5%**	3.9%	1.6%
Minority interest	**0.1%**	0.0%	0.0%
Net income	**9.4%**	5.6%	6.3%

Fiscal 2007 Compared to Fiscal 2006

Net Sales

Net sales in fiscal 2007 were $532.9 million, or 13.1% above fiscal 2006 sales of $470.9 million. The liquidation of excess discontinued inventory accounted for approximately $16.6 million of the increase. Net sales excluding the liquidation of excess discontinued inventory were $516.3 million, representing an increase of $45.4 million, or 9.6% above prior year.

United States Wholesale Net Sales

Net sales in the U.S. wholesale segment were $277.0 million, representing a 14.8% increase above prior year sales of $241.4 million. The increase in net sales was primarily attributed to higher sales in the accessible luxury brands of $22.8 million and in the licensed brand category of $6.6 million. In the accessible luxury category, Movado was above prior year by $19.4 million, which includes the sale of approximately $7.5 million of excess discontinued inventory as well as higher sales resulting from the launch of the new Series 800 sport models. ESQ was above the prior year by $3.4 million primarily the result of new door expansion. In the licensed brand category, Tommy Hilfiger was above prior year by $2.5 million and Juicy Couture, which was launched during the year, contributed $3.4 million. The luxury brand category was above prior year by $5.7 million. In the luxury brand category, Concord was above prior year by $3.2 million, which includes the sale of approximately $9.1 million of excess discontinued inventory. Excluding the liquidation sales, Concord sales were below prior year as the Company continues its re-positioning of the brand for fiscal 2008. Ebel was above prior year by $2.5 million primarily the result of increased new product launches throughout the year. Excluding $16.6 million of net sales from the liquidation of excess discontinued inventory, net sales were $260.4 million, representing an increase of $19.0 million or 7.9% above the prior year.

International Wholesale Net Sales

Net sales in the international segment were $166.2 million, representing a 15.4% increase above prior year sales of $144.0 million. The increase of $22.2 million was attributed to higher sales in the licensed brand category. The licensed brand category was above prior year by $21.7 million. In the licensed brand category, increases were recorded in Tommy Hilfiger of $7.4 million and Hugo Boss of $13.8 million, primarily the result of new market expansion.

Retail Net Sales

Net sales in the retail segment were $89.7 million, representing a 4.8% increase above prior year sales of $85.6 million. The increase was driven by an overall 9.0% increase in Movado Boutique sales, resulting from a 2.3% comparable store sales increase along with sales from non-comparable stores. Sales by the Company's outlet stores were slightly above prior year by 1.3%, resulting from a 2.1% comparable store decrease, more than offset by higher sales from non-comparable stores. The Company operated 31 Movado Boutiques and 30 outlet stores at January 31, 2007, compared to 27 Movado Boutiques and 28 outlet stores at January 31, 2006.

The Company considers comparable store sales to be sales of stores that were open as of February 1st of the last year through January 31st of the current year. The Company had 24 comparable Movado Boutiques and 26 comparable outlet stores for the year ended January 31, 2007. The sales from stores that have been relocated, renovated or refurbished are included in the calculation of comparable store sales. The method of calculating comparative store sales varies across the retail industry. As a result, the calculation of comparable store sales may not be the same as measures reported by other companies.

Gross Profit

Gross profit for the 2007 fiscal year was $322.9 million or 60.6% of net sales as compared to $286.3 million or 60.8% of net sales in the prior year. The increase in dollar gross profit of $36.6 million was primarily the result of the higher sales volume. Gross margin percentage excluding the liquidation of excess discontinued inventory was 62.5%, as compared to the 60.8% margin recorded in the prior year. The increase in that gross margin percentage was partially driven by higher margins in the Movado Boutiques due to both product mix and improved jewelry margins. In addition, increases were recorded in the accessible luxury and licensed brand categories, largely due to higher margins on new product introductions as well as favorable foreign currency exchange gains recorded in the current year period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") for the year were $270.6 million, representing a 13.6% increase above prior year expenses of $238.3 million. The increase of $32.3 million includes higher payroll and related costs of $15.5 million reflecting compensation and benefit cost increases, increased headcount to support the growth of both new and existing brands and higher equity compensation costs. The increase also includes higher bad debt expense of approximately $7.3 million, primarily the result of a change in estimate to provide for aged customer receivables. In addition, in fiscal 2007 there was higher spending on marketing and customer support of $6.3 million, increased spending in support of further retail expansion of $4.2 million and increased spending of $2.3 million occurred as a result of the consolidation of the Company's majority owned joint venture with TWC established to distribute the licensed brands in France and Germany. The increase in SG&A was partially offset by a $2.2 million out-of-period adjustment recorded in the third quarter of fiscal 2007 related to foreign currency transactions.

Wholesale Operating Income

Operating income in the wholesale segment increased by $4.2 million to $46.5 million. The increase was the net result of higher gross profit of $32.3 million, partially offset by the increase in SG&A expenses attributable to the wholesale segment of $28.1 million. The higher gross profit of $32.3 million was the result of the increase in net sales of $57.8 million. The increase in SG&A expenses attributed to the wholesale segment related principally to higher compensation and benefit costs of $15.5 million, higher bad debt expense of $7.3 million, higher marketing and customer support spending of $6.3 million and $2.3 million of TWC-related spending, offset partially by the $2.2 million out-of-period adjustment, each as described above under "Selling, General and Administrative Expenses".

Retail Operating Income

Operating income in the retail segment increased $0.1 million to $5.8 million. The increase was the net result of higher gross profit of $4.3 million partially offset by higher SG&A expenses attributable to the retail segment of $4.2 million. The increased gross profit was attributed to increased sales volume as well as increased gross profit percentages due to product mix and improved margins on jewelry. The increase in SG&A expenses was primarily the result of increased spending for the non-comparable door expansion.

Other Income

The Company recorded other income for the year ended January 31, 2007 and 2006 of $1.3 million and $1.0 million, respectively. During the year ended January 31, 2007, the Company recorded a pre-tax gain of $0.4 million on the sale of a building acquired on March 1, 2004 in the acquisition of Ebel, a pre-tax gain of $0.8 million on the sale of a piece of artwork acquired in 1988, and a pre-tax gain of $0.1 million on the sale of the rights to a web domain name. During the year ended January 31, 2006, the Company recorded a pre-tax gain of $2.6 million on the sale of another building acquired in the acquisition of Ebel. Additionally, during the year ended January 31, 2006, the Company recorded a pre-tax loss of $1.6 million representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

Interest Expense

Interest expense recorded for the years ended January 31, 2007 and 2006 was $3.8 million and $4.6 million, respectively. Average borrowings were $97.2 million at an average borrowing rate of 3.7% for fiscal year 2007 compared to average borrowings of $78.7 million at an average borrowing rate of 5.2% for fiscal year 2006. The lower average borrowing rate was due to the shifting of debt from the United States to Switzerland, which has a more favorable borrowing rate.

For borrowings data for the years ended January 31, 2007 and 2006, see Notes 5 and 6 to the Consolidated Financial Statements regarding Bank Credit Arrangements and Lines of Credit and Long-Term Debt.

Interest Income

Interest income recorded for the years ended January 31, 2007 and 2006 was $3.3 million and $0.5 million, respectively. The repatriated foreign earnings of approximately $150 million in the fourth quarter of fiscal year 2006 under the American Jobs Creation Act of 2004 resulted in significantly higher cash balances in the United States. The cash invested in the United States generated interest income at the rate of 4.9%.

Income Taxes

The Company's income tax provision amounted to $2.9 million and $18.3 million in fiscal years 2007 and 2006, respectively. This represents an effective tax rate of 5.4% in fiscal 2007 compared to 40.8% for fiscal 2006. The lower effective tax rate for fiscal 2007 is primarily the result of a partial release of the valuation allowance on Swiss tax losses related to the acquired Ebel net operating loss carryforward. The effective tax rate for fiscal 2007 excluding the benefit from the release of the valuation allowance was 23.26%. The higher effective tax rate for fiscal 2006 is primarily due to the fourth quarter 2006 tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004. The effective tax rate for fiscal 2006 excluding the repatriation related tax charge was 24.06%. For additional information related to income taxes for the years ended January 31, 2007 and 2006, see Note 9 to the Consolidated Financial Statements.

Fiscal 2006 Compared to Fiscal 2005

Net Sales

Net sales in fiscal 2006 were $470.9 million, or 12.4% above fiscal 2005 sales of $419.0 million. For the year, sales increases were recorded in all business segments and all brands, except the Concord brand.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 11.9%, or $30.5 million, to $286.8 million. A sales increase of $12.1 million was recorded in the Movado brand. This sales growth was achieved through the introduction of new styling and variations within existing watch families, including the addition of diamonds to offer fresh elements appealing to the Movado customer coupled with strong iconic marketing and advertising support. The ESQ brand recorded a sales increase of $8.1 million due to the successful repositioning of the brand in the entry level Swiss watch category by the introduction of new product with integrated marketing support and a new advertising campaign which led to strong retailer demand. The Ebel brand recorded a sales increase of $6.0 million. This strong performance reflects the cumulative impact of the Company's efforts over the past two years to re-establish the brand with product and marketing support to bring the brand image back to its roots and values. Concord sales were below prior year by $1.8 million, primarily due to reduced retailer demand and sell through to the ultimate consumer.

International Wholesale Net Sales

The international wholesale business increased by 11.1%, or $9.9 million, to $98.6 million. Ebel and Tommy Hilfiger recorded increases of $9.1 million and $4.8 million, respectively. The increases in Ebel were achieved in virtually all international markets. This was primarily the result of stronger retailer demand for the new product introductions and the Company's marketing and advertising support. Tommy Hilfiger sales increased primarily in Europe due to market expansions and increased consumer recognition and demand. Concord sales were below prior year by $3.9 million due to sales decreases recorded in Asia and the Middle East.

Retail Net Sales

Sales in the Company's retail segment increased by $11.6 million, or 15.7%, to $85.6 million. Comparable store sales increases of 8.5% were achieved in the Movado Boutiques. In addition, non-comparable store sales grew by $6.0 million over the prior year. Comparable store sales in the Company outlet stores increased by 7.3%. At January 31, 2006, the Company operated 27 Movado Boutiques and 28 outlet stores as compared to 24 Movado Boutiques and 27 outlet stores at January 31, 2005.

The Company considers comparative store sales to be sales of stores that were open as of February 1st of the prior fiscal year through January 31st of the current fiscal year. The sales from stores that have been relocated, renovated or refurbished are included in the calculation of comparable store sales. The method of calculating comparative store sales varies across the retail industry. As a result, the calculation of comparative store sales may not be comparable to similar measures reported by other companies.

Gross Margin
Gross margin for the year was $286.3 million, an increase of $36.2 million over prior year gross margin of $250.1 million. The increase of $36.2 million was primarily due to increased sales of $52.0 million as well as an overall increase in the gross margin as a percent of sales from 59.7% to 60.8%. The higher gross margin percentage was attributed to margin improvements in most of the Company's brands, particularly Ebel. This improvement was due to Ebel being fully-integrated into the Company's existing supply chain. In addition, the Movado Boutiques margin rate improved due to both the product mix and generally higher margins in jewelry.

Selling, General and Administrative Expenses
SG&A expenses of $238.3 million increased by $23.2 million, or 10.8%, from $215.1 million in fiscal 2005. The primary reasons for the increase was $7.1 million of increased spending in support of the retail expansion, increased marketing spending of $7.3 million to support the new and existing brands and a $4.9 million increase in payroll and related infrastructure costs in support of brand growth and expansion. Fiscal 2005 amounts include a non-cash impairment charge of $2.0 million related to the Soho Boutique.

Wholesale Operating Profit
Operating profit in the wholesale segment increased by $9.2 million to $42.3 million. The increase is the net result of higher gross margin of $27.3 million, partially offset by an increase in SG&A expenses of $18.1 million. The higher gross margin of $27.3 million was primarily the result of an increase in net sales of $40.4 million. The increase in the SG&A expenses of $18.1 million is primarily due to increased marketing spending of $7.3 million to support the brand growth initiatives and a $4.9 million increase in payroll and related infrastructure costs in support of the brand growth and expansion.

Retail Operating Profit
Operating profit in the retail segment increased by $3.7 million to $5.7 million at January 31, 2006. The increase in the operating profit was the net result of higher gross profit of $8.8 million partially offset by higher SG&A expenses of $5.1 million. The increased gross profit was primarily attributed to the increase in net sales of $11.6 million as well as higher gross margins in the Movado Boutiques due to both product mix and generally higher margins in jewelry. The higher SG&A expenses were primarily due to the costs associated with the retail expansion. This amount included higher payroll related expense of $3.2 million, increased occupancy costs of $1.6 million and increased depreciation expense of $0.8 million. Fiscal 2005 amounts include a non-cash impairment charge of $2.0 million for the Soho Boutique.

Other Income
The Company recorded other income for the year ended January 31, 2006 of $1.0 million. The Company recorded a pre-tax gain of $2.6 million on the sale of a building acquired on March 1, 2004 in connection with the acquisition of Ebel. The building was classified as an asset held for sale in other current assets.

Additionally, the Company recorded a pre-tax loss of $1.6 million representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

The Company recognized other income for the year ended January 31, 2005 from a litigation settlement in the amount of $1.4 million.

Interest Expense

Interest expense for fiscal 2006 was $4.1 million, reflecting a 19.8% increase over fiscal 2005 interest of $3.4 million. The increase was primarily the result of higher average borrowings, which were $78.7 million or 35.7% above the prior year. The increased borrowings were incurred in Switzerland in order to repatriate foreign earnings under the American Jobs Creation Act of 2004 as well as to fund the Company's working capital needs. Additionally, higher borrowing rates for the year contributed to the increase in expense.

Income Taxes

The Company's income tax provision amounted to $18.3 million and $6.8 million in fiscal 2006 and 2005, respectively. This represents an effective tax rate of 40.8% in fiscal 2006 compared to 20.5% for fiscal 2005. The higher effective tax rate for 2006 is primarily due to the fourth quarter 2006 tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004. In the prior year, the lower effective tax rate was the result of a retroactive favorable Swiss tax ruling and a favorable U.S. tax accrual adjustment.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2007, the Company had $133.0 million of cash and cash equivalents as compared to $123.6 million in the comparable prior year period.

Cash generated by operating activities continues to be the Company's primary source to fund its growth initiatives and to pay dividends. In fiscal 2007, 2006 and 2005, the Company generated cash from operations of $67.8 million, $29.7 million and $31.0 million, respectively. Cash flow from operations for all three years was driven by net income of $50.1 million, $26.6 million and $26.3 million for fiscal 2007, 2006 and 2005, respectively.

Accounts receivable at January 31, 2007 were $111.4 million as compared to $109.9 million in the comparable prior year period. The increase of $1.5 million or 1.4% was below the sales growth of 13.2%. This improvement reflects the results of higher cash collections during the year, higher sales in the retail segment and for the Company's licensed brands where shorter payment terms are the norm as well as higher allowances for doubtful accounts due to a $7.3 million increase in bad debt expense. The accounts receivable days outstanding were 62 days and 70 days for the fiscal years ended January 31, 2007 and 2006, respectively.

Inventories at January 31, 2007 were $193.3 million as compared to $198.6 million in the comparable prior year period. The $5.3 million decrease was primarily due to the Company's ability to liquidate excess discontinued inventory in the Concord and Movado brands. This reduction was somewhat offset by increases in licensed brand inventory primarily due to the expansion of the Hugo Boss brand and launch of Juicy Couture, increases due to an unfavorable currency impact of $2.4 million due to the weaker U.S. dollar in translating the inventory and higher inventory of $3.6 million primarily due to purchases to support the retail expansion.

Cash used in investing activities amounted to $19.1 million, $13.2 million and $59.5 million in fiscal 2007, 2006 and 2005, respectively. Cash used in investing activities during fiscal 2007 was for capital expenditures of $20.2 million primarily to support the build out of six new retail stores, the renovation and expansion of existing stores, further automation of the distribution center in Moonachie, New Jersey and system hardware and software acquisitions, including the purchase of software to support the planned future change in the Company's ERP environment. This additional use of cash was partially offset by $1.8 million of cash received as a result of the sale of assets, including a piece of artwork acquired in 1988, a building acquired in connection with the acquisition of Ebel on March 1, 2004 and the rights to a web domain name. Cash used in investing activities during fiscal 2006 was for capital expenditures of $16.4 million primarily to support the build out of five new retail stores, renovation and expansion of existing stores, the expansion of office space in the corporate headquarters in Paramus, New Jersey and further automation of the distribution center in Moonachie, New Jersey. The cash used in investing activities was offset by $4.0 million received as proceeds from the sale of another building acquired in March 2004 in connection with the acquisition of Ebel.

Cash used in financing activities for fiscal 2007 amounted to $32.8 million as compared to cash provided by financing activities of $60.8 million and $2.7 million in fiscal 2006 and 2005, respectively. Cash used in financing activities during fiscal 2007 primarily consisted of repayments of long-term debt. Cash provided by financing activities during fiscal 2006 was primarily due to the increase in borrowings of 83.0 million Swiss francs, with a dollar equivalent of $65.0 million, to repatriate foreign earnings under the American Jobs Creation Act of 2004.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. These notes bear interest of 6.90% per annum, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006. These notes contain certain financial covenants including an interest coverage ratio and maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. At January 31, 2007, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001. This agreement, which expired on March 21, 2007, allowed for the issuance of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Series A-2004 Notes") pursuant to the Note Purchase Agreement in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Series A-2004 Notes have been used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. These notes contain certain financial covenants, including an interest coverage ratio and maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

On December 15, 2005, the Company as parent guarantor, and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA as borrowers, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., PNC Bank and Citibank, N.A. (the "Swiss Credit Agreement") which provides for a revolving credit facility of 90.0 million Swiss francs and matures on December 15, 2010. The obligations of the Company's two Swiss subsidiaries under this credit agreement are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The Swiss Credit Agreement contains financial covenants, including an interest coverage ratio, average debt coverage ratio and limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Borrowings under the Swiss Credit Agreement bear interest at a rate equal to the LIBOR (as defined in the Swiss Credit Agreement) plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio). As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants and had 50.0 million Swiss francs, with a dollar equivalent of $40.2 million, outstanding under this revolving credit facility.

On December 15, 2005, the Company and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., PNC Bank and Citibank, N.A. (the "US Credit Agreement") which provides for a revolving credit facility of $50.0 million (including a sublimit for borrowings in Swiss francs of up to $25.0 million) with a provision to allow for an increase of an additional $50.0 million subject to certain terms and conditions. The US Credit Agreement will mature on December 15, 2010. The obligations of MGI Luxury Group S.A. and Movado Watch Company SA are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The obligations of the Company are guaranteed by certain domestic subsidiaries of the Company under subsidiary guarantees, in favor of the lenders. The US Credit Agreement contains financial covenants, including an interest coverage ratio, average debt coverage ratio and limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Borrowings under the US Credit Agreement bear interest, at the Company's option, at a rate equal to the Adjusted LIBOR (as defined in the US Credit Agreement) plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio), or the Alternate Base Rate (as defined in the US Credit Agreement). As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants, and there were no outstanding borrowings against this line.

On June 16, 2006, the Company renewed a line of credit letter agreement with Bank of America and an amended and restated promissory note in the principal amount of up to $20.0 million payable to Bank of America, originally dated December 12, 2005. Pursuant to the line of credit letter agreement, Bank of America will consider requests for short-term loans and documentary letters of credit for the importation of merchandise inventory, the aggregate amount of which at any time outstanding shall not exceed $20.0 million. The Company's obligations under the agreement are guaranteed by its subsidiaries, Movado Retail Group, Inc. and Movado LLC. Pursuant to the amended and restated promissory note, the Company promised to pay to Bank of America $20.0 million, or such lesser amount as may then be the unpaid balance of all loans made by Bank of America to the Company thereunder, in immediately available funds upon the maturity date of June 16, 2007. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The amended and restated promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate or (ii) such fixed rate as may be agreed upon by the Company and Bank of America for an interest period which is also then agreed upon. The amended and restated promissory note contains various representations and warranties and events of default that are customary for instruments of that type. As of January 31, 2007, there were no outstanding borrowings against this line.

On July 31, 2006, the Company renewed a promissory note, originally dated December 13, 2005, in the principal amount of up to $37.0 million, at a revised amount of up to $7.0 million, payable to JPMorgan Chase Bank, N.A. ("Chase"). Pursuant to the promissory note, the Company promised to pay to Chase $7.0 million, or such lesser amount as may then be the unpaid balance of each loan made or letter of credit issued by Chase to the Company thereunder, upon the maturity date of July 31, 2007. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The promissory note bears interest at an annual rate equal to (i) a floating rate equal to the prime rate, (ii) a fixed rate equal to an adjusted LIBOR plus 0.625% or (iii) a fixed rate equal to a rate of interest offered by Chase from time to time on any single commercial borrowing. The promissory note contains various events of default that are customary for instruments of that type. In addition, it is an event of default for any security interest or other encumbrance to be created or imposed on the Company's property, other than as permitted in the lien covenant of the US Credit Agreement. Chase issued 11 irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and Canadian payroll to the Royal Bank of Canada totaling $1.2 million with expiration dates through May 15, 2008. As of January 31, 2007, there were no outstanding borrowings against this promissory note.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million Swiss francs, with dollar equivalents of $6.4 million and $6.3 million at January 31, 2007 and 2006, respectively. As of January 31, 2007, three European banks have guaranteed obligations to third parties on behalf of two of the Company's foreign subsidiaries in the amount of $1.6 million in various foreign currencies. As of January 31, 2007, there were no outstanding borrowings against these lines.

For fiscal 2007, treasury shares increased by 64,599 as the result of cashless exercises of stock options and restricted stock.

Cash dividends were $6.2 million, $5.1 million and $4.0 million in fiscal years 2007, 2006 and 2005, respectively.

At January 31, 2007, the Company had working capital of $383.4 million as compared to $366.5 million in the prior year. The Company defines working capital as the difference between current assets and current liabilities. The Company expects that annual capital expenditures in the near term will increase to approximately $30 million as compared to $20.2 million in fiscal 2007. The increase in capital expenditures is principally due to the planned acquisition of a new ERP operating system expected to be installed and operational in fiscal 2009. Management believes that the cash on hand in addition to the expected cash flow from operations and the Company's short-term borrowing capacity will be sufficient to meet its working capital needs for at least the next 12 months.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Payments due by period *(in thousands)*:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt Obligations[1]	$ 80,196	$ 5,000	$20,000	$ 55,196	$ 0
Interest Payments on Long-Term Debt[1]	10,910	3,181	5,086	2,643	—
Operating Lease Obligations[2]	84,160	14,121	24,225	20,419	25,395
Purchase Obligations[3]	42,015	42,015	—	—	—
Other Long-Term Obligations[4]	92,149	14,825	24,406	29,825	23,093
Total Contractual Obligations	$309,430	$79,142	$73,717	$108,083	$48,488

[1] The Company has long-term debt obligations and related interest payments of $46.8 million related to Series A-2004 Senior Notes and Series A Senior Notes further discussed in "Liquidity and Capital Resources". Additionally, the Company has long-term debt obligations and related interest payments of $44.3 million related to the Swiss revolving credit facility entered into in fiscal 2006.

[2] Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude direct operating costs.

[3] The Company had outstanding purchase obligations with suppliers at the end of fiscal 2007 for raw materials, finished watches, jewelry and packaging in the normal course of business. These purchase obligation amounts do

not represent total anticipated purchases but represent only amounts to be paid for items required to be purchased under agreements that are enforceable, legally binding and specify minimum quantity, price and term.

[4] Other long-term obligations consist of two items: minimum obligations related to the Company's license agreements and endorsement agreements with brand ambassadors. The Company manufactures, distributes, advertises and sells watches pursuant to its exclusive license agreements with unaffiliated licensors. Royalty amounts are generally based on a stipulated percentage of revenues, although certain of these agreements contain provisions for the payment of minimum annual royalty amounts. The license agreements have various terms with additional renewal options, provided that minimum sales levels are achieved. Additionally, the license agreements require the Company to pay certain advertising expenses based on a stipulated percentage of revenues, although certain of these agreements contain provisions for the payment of minimum annual advertising amounts.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special-purpose entities.

RECFNTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48") which is effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect on its earnings or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FAS 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on the Company's consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)	Fiscal Year Ended January 31, 2007	2006	2005
Net sales	**$532,865**	$470,941	$418,966
Cost of sales	**209,922**	184,621	168,818
Gross profit	**322,943**	286,320	250,148
Selling, general and administrative	**270,624**	238,283	215,072
Operating income	**52,319**	48,037	35,076
Other income, net (Note 19)	**1,347**	1,008	1,444
Interest expense	**(3,785)**	(4,574)	(3,544)
Interest income	**3,280**	465	114
Income before income taxes and minority interest	**53,161**	44,936	33,090
Provision for income taxes (Note 9)	**2,890**	18,319	6,783
Minority interest	**133**	–	–
Net income	**$ 50,138**	$ 26,617	$ 26,307
Basic income per share:			
Net income per share	**$ 1.95**	$ 1.05	$ 1.06
Weighted basic average shares outstanding	**25,670**	25,273	24,708
Diluted income per share:			
Net income per share	**$ 1.87**	$ 1.02	$ 1.03
Weighted diluted average shares outstanding	**26,794**	26,180	25,583

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 31, 2007	2006
ASSETS		
Current assets:		
Cash	**$133,011**	$123,625
Trade receivables, net	**111,417**	109,852
Inventories, net	**193,342**	198,582
Other	**35,109**	26,319
Total current assets	**472,879**	458,378
Property, plant and equipment, net	**56,823**	52,168
Other assets	**47,916**	39,373
Total assets	**$577,618**	$549,919
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 5,000**	$ 5,000
Accounts payable	**32,901**	33,120
Accrued payroll and benefits	**14,751**	10,167
Accrued liabilities	**30,859**	35,334
Current taxes payable	**5,011**	7,724
Deferred income taxes	**935**	503
Total current liabilities	**89,457**	91,848
Long-term debt	**75,196**	104,955
Deferred and noncurrent income taxes	**11,054**	11,947
Other liabilities	**23,087**	19,491
Total liabilities	**198,794**	228,241
Commitments and contingencies (Notes 11 and 12)		
Minority Interest	**443**	–
Shareholders' equity:		
Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued	**–**	–
Common Stock, $0.01 par value, 100,000,000 shares authorized; 23,872,262 and 23,215,836 shares issued, respectively	**239**	232
Class A Common Stock, $0.01 par value, 30,000,000 shares authorized; 6,642,159 and 6,766,909 shares issued and outstanding, respectively	**66**	68
Capital in excess of par value	**117,811**	107,965
Retained earnings	**280,495**	236,515
Accumulated other comprehensive income	**32,307**	27,673
Treasury Stock, 4,678,244 and 4,613,645 shares at cost, respectively	**(52,537)**	(50,775)
Total shareholders' equity	**378,381**	321,678
Total liabilities and equity	**$577,618**	$549,919

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended January 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 50,138**	$ 26,617	$26,307
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**16,580**	16,780	12,603
Utilization of NOL	**210**	2,881	2,725
Impairment of long-lived assets	**–**	–	2,025
Deferred income taxes	**(10,655)**	(4,575)	8,132
Provision for losses on accounts receivable	**9,698**	2,399	2,072
Provision for losses on inventory	**1,953**	1,529	3,221
Stock-based compensation	**3,227**	1,227	824
Excess tax benefit from stock-based compensation	**(1,968)**	–	–
Gain on disposition of property, plant and equipment	**–**	–	(253)
Gain on sale of assets	**(1,347)**	(2,630)	–
Loss on hedge derivatives	**–**	1,622	–
Minority interest	**133**	–	–
Tax benefit from stock options exercised	**–**	2,436	2,554
Changes in assets and liabilities:			
Trade receivables	**(1,244)**	(5,496)	1,422
Inventories	**7,627**	(18,282)	(29,587)
Other current assets	**(5,990)**	(240)	5,716
Accounts payable	**(473)**	(1,662)	11,248
Accrued liabilities	**(3,429)**	351	(6,615)
Accrued payroll and benefits	**4,584**	(508)	2,714
Current taxes payable	**(731)**	7,727	(12,199)
Other noncurrent assets	**(4,072)**	(2,808)	(6,253)
Other noncurrent liabilities	**3,593**	2,302	4,358
Net cash provided by operating activities	**67,834**	29,670	31,014
Cash flows from investing activities:			
Capital expenditures	**(20,178)**	(16,367)	(14,947)
Proceeds from sale of assets	**1,791**	4,000	–
Acquisition of Ebel, net of cash acquired	**–**	–	(43,525)
Trademarks	**(711)**	(798)	(1,000)
Net cash used in investing activities	**(19,098)**	(13,165)	(59,472)
Cash flows from financing activities:			
Net (repayments) / proceeds of bank borrowings	**(26,512)**	64,955	–
Repayment of Senior Notes	**(5,000)**	–	(10,000)
Payment of Ebel mortgage	**–**	–	(5,187)
Proceeds of Senior Notes	**–**	–	20,000
Stock options exercised and other changes	**2,894**	929	1,879
Excess tax benefit from stock-based compensation	**1,968**	–	–
Dividends paid	**(6,158)**	(5,055)	(3,955)
Net cash (used in) / provided by financing activities	**(32,808)**	60,829	2,737
Effect of exchange rate changes on cash and cash equivalents	**(6,542)**	(17,491)	7,420
Net increase (decrease) in cash and cash equivalents	**9,386**	59,843	(18,301)
Cash and cash equivalents at beginning of year	**123,625**	63,782	82,083
Cash and cash equivalents at end of year	**$133,011**	$123,625	$63,782

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except per share amounts)	Preferred Stock	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance, January 31, 2004	$—	$109	$34	$ 89,491	$192,601	$34,473	($41,995)
Net income					26,307		
Stock split adjustment		109	34	(143)			
Dividends ($0.16 per share)					(3,955)		
Stock options exercised, net of tax of $2,554		8		10,010			(5,690)
Supplemental executive retirement plan				107			
Stock-based compensation expense				824			
Net unrealized gain on investments, net of tax of $18						39	
Net change in effective portion of hedging contracts, net of tax of $134						365	
Foreign currency translation adjustment						13,823	
Balance, January 31, 2005	$—	$226	$68	$100,289	$214,953	$48,706	($47,685)
Net income					26,617		
Dividends ($0.20 per share)					(5,055)		
Stock options exercised, net of tax of $2,436		6		6,325			(3,090)
Supplemental executive retirement plan				124			
Stock-based compensation expense				1,227			
Net unrealized gain on investments, net of tax of $19						1	
Net change in effective portion of hedging contracts, net of tax of $2,055						(3,318)	
Foreign currency translation adjustment						(17,716)	
Balance, January 31, 2006	$—	$232	$68	$107,965	$236,515	$27,673	($50,775)
Net income					50,138		
Dividends ($0.24 per share)					(6,158)		
Stock options exercised, net of tax of $2,603		5		6,497			(1,762)
Supplemental executive retirement plan				122			
Stock-based compensation expense				3,227			
Conversion of Class A Stock to Common Stock		2	(2)				
Net unrealized gain on investments, net of tax of $50						42	
Net change in effective portion of hedging contracts, net of tax of $771						1,246	
Foreign currency translation adjustment						3,346	
Balance, January 31, 2007	**$—**	**$239**	**$66**	**$117,811**	**$280,495**	**$32,307**	**($52,537)**

Note: Balances prior to fiscal 2004 within the Consolidated Statements of Changes in Shareholders' Equity have not been split-adjusted.

(Shares information in thousands)	Common Stock	Class A Common Stock	Treasury Stock
Balance, January 31, 2004	21,755	6,802	(4,113)
Stock issued to employees exercising stock options	825	–	(337)
Restricted stock and other stock plans, less cancellations	–	–	16
Balance, January 31, 2005	22,580	6,802	(4,434)
Stock issued to employees exercising stock options	601	–	(180)
Conversion of Class A Common Stock	35	(35)	–
Balance, January 31, 2006	23,216	6,767	(4,614)
Stock issued to employees exercising stock options	428	–	(48)
Conversion of Class A Common Stock	125	(125)	–
Restricted stock and other stock plans, less cancellations	103	–	(16)
Balance, January 31, 2007	**23,872**	**6,642**	**(4,678)**

Note: Shares information provided has been adjusted to reflect the effect of the fiscal 2005 two-for-one stock split.

See Notes to Consolidated Financial Statements

Notes to Movado Group, Inc.'s Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2007, the Company marketed eight distinctive brands of watches: Movado, Ebel, Concord, ESQ, Coach, HUGO BOSS, Juicy Couture and Tommy Hilfiger, which compete in most segments of the watch market.

Movado, Ebel and Concord watches are generally manufactured in Switzerland by independent third party assemblers with some in-house assembly in Bienne and La Chaux-de-Fonds, Switzerland. Movado, Ebel and Concord watches are manufactured using Swiss movements and other components obtained from third party suppliers. Coach, ESQ, Tommy Hilfiger, Juicy Couture and HUGO BOSS watches are manufactured by independent contractors. Coach and ESQ watches are manufactured using Swiss movements and other components purchased from third party suppliers. Tommy Hilfiger, Juicy Couture and HUGO BOSS watches are manufactured using movements and other components purchased from third party suppliers.

In addition to its sales to trade customers and independent distributors, through a wholly-owned domestic subsidiary, the Company sells Movado watches, as well as proprietary Movado jewelry, tabletop and accessories directly to consumers in its Movado Boutiques. Additionally, the Company operates outlet stores throughout the United States, through which it sells discontinued models and factory seconds.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company uses estimates when accounting for sales discounts, rebates, allowances and incentives, warranty, income taxes, depreciation, amortization, contingencies and asset and liability valuations.

Reclassification

Certain reclassifications were made to prior years' financial statement amounts and related note disclosures to conform to the fiscal 2007 presentation.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to earnings as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in Accumulated Other Comprehensive Income (Loss). The balance of the foreign currency translation adjustment, included in Accumulated Other Comprehensive Income, was $33.6 million and $30.3 million as of January 31, 2007 and 2006, respectively.

Cash and Cash Equivalents

Cash equivalents are considered all highly liquid investments with original maturities at date of purchase of three months or less.

Trade Receivables

Trade receivables as shown on the consolidated balance sheet are net of allowances. The allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable.

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado, Ebel, Concord, Coach, HUGO BOSS and Tommy Hilfiger watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of doubtful accounts, returns and allowances of $26.1 million, $25.7 million and $28.1 million at January 31, 2007, 2006 and 2005, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major national chain and department stores. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties. As of January 31, 2007, the Company knew of no situations with any of the Company's major customers which would indicate the customer's inability to make their required payments.

Inventories

The Company values its inventory at the lower of cost or market. The Company's U.S. inventory is valued using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by international subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to determine excess or obsolete inventory. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold primarily through the Company's outlet stores. When management determines that finished product is unsaleable or when it is impractical to build the remaining components into watches for sale, a reserve is established for the cost of those products and components to value the inventory at the lower of cost or market. In addition, as part of the acquisition of Ebel, a significant value of parts and components were acquired that could not readily be identifiable to be produced as watches or for future after sales service needs. These parts and components have been reserved for based on future expected usage. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels, expected usage or competitive conditions which may differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings is amortized using the straight-line method based on the useful life of 40 years. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from four to ten years. Computer software is amortized using the straight-line method over periods which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Design fees and tooling costs are amortized using the straight-line method based on the useful life of three years. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Long-Lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company performs an impairment review, at a minimum, on an annual basis. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the fair value of the long-lived assets.

During fiscal 2007 and 2006, the Company performed the review which resulted in no impairment charge. During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, may not be recoverable and performed an impairment review. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statement of Income.

Deferred Rent Obligations and Contributions from Landlords

The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. This is also recorded as a deferred liability. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the economic lives of the related products ranging from five to seven years.

Intangibles

Intangible assets consist primarily of trade names and trademarks and are recorded at cost. Trade names are not amortized. Trademarks are amortized over ten years. The Company periodically reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2007 and 2006, intangible assets at cost were $9.8 million and $10.3 million, respectively, and related accumulated amortization of intangibles was $5.5 million and $5.7 million, respectively. Amortization expense for fiscal 2007, 2006 and 2005 was $0.7 million, $1.2 million and $1.0 million, respectively.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce foreign currency fluctuation risks. The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133") as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The Company's risk management policy is to enter into forward exchange contracts and purchase foreign currency options, under certain limitations, to reduce exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices related to its purchases of watches. When entered into, the Company designates and documents these derivative instruments as a cash flow hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a cash flow hedge and is highly effective, are recorded in other comprehensive income until the underlying transaction affects earnings, and then are later reclassified into earnings in the same account as the hedged transaction. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying forecasted cash flow transaction. Any ineffectiveness related to the derivative financial instruments' change in fair value will be recognized in the period in which the ineffectiveness was calculated.

The Company uses forward exchange contracts to offset its exposure to certain foreign currency liabilities. These forward contracts are not designated as SFAS No. 133 hedges and, therefore, changes in the fair value of these derivatives are recognized into earnings, thereby offsetting the current earnings effect of the related foreign currency liabilities.

The Company's risk management policy includes net investment hedging of the Company's Swiss franc-denominated investment in its wholly-owned subsidiaries located in Switzerland using purchase foreign currency options under certain limitations. When entered into for this purpose, the Company designates and documents the derivative instrument as a net investment hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a net investment hedge are recorded in other comprehensive income in the same manner as the cumulative translation adjustment of the Company's Swiss franc-denominated investment. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the net investment.

All of the Company's derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

During fiscal 2006, the Company recorded a pre-tax loss of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances in the same period that the sales are recorded as a reduction of revenue. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Cost of Sales

Costs of sales of the Company's products consist primarily of component costs, assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland.

Selling, General and Administrative Expenses

The Company's SG&A expenses consist primarily of marketing, selling, distribution and general and administrative expenses. Annual marketing expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with Baselworld, the annual watch and jewelry trade show and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of payroll related and store occupancy costs.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, professional fees, bad debts, depreciation and amortization of furniture and leasehold improvements, patent and trademark expenses and various other general corporate expenses.

Warranty Costs

The Company has warranty obligations in connection with the sale of its watches. All watches sold by the Company come with limited warranties covering the movement against defects in material and workmanship for periods ranging from two to three years from the date of purchase, with the exception of Tommy Hilfiger watches, for which the warranty period is ten years. In addition, the warranty period is five years for the gold plating for Movado watch cases and bracelets. As a practice, warranty costs are expensed as incurred and recorded in the quarterly consolidated statement of income. The warranty obligations are evaluated quarterly and reviewed in detail on an annual basis to determine if any material changes occurred. When changes in warranty costs are experienced, the Company will adjust the warranty accrual as required. Warranty liability for the fiscal years ended January 31, 2007, 2006 and 2005 was as follows *(in thousands)*:

	2007	2006	2005
Balance, beginning of year	**$2,185**	$3,979	$900
Acquired Ebel reserves	**–**	–	3,127
Provision charged to operations	**1,954**	2,185	1,450
Settlements made	**(2,185)**	(3,979)	(1,498)
Balance, end of year	**$1,954**	$2,185	$3,979

Pre-opening Costs

Costs associated with the opening of new boutique and outlet stores, including pre-opening rent, are expensed in the period incurred.

Marketing

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Included in marketing expenses are costs associated with cooperative advertising, media advertising, production costs and costs of point-of-sale materials and displays. These costs are recorded as SG&A expenses. The Company participates in cooperative advertising programs on a voluntary basis and receives a "separately identifiable benefit in exchange for the consideration". Since the amount of consideration paid to the retailer does not exceed the fair value of the benefit received by the Company, these costs are recorded as SG&A expenses as opposed to being recorded as a reduction of revenue. Marketing expense for fiscal 2007, 2006 and 2005 amounted to $79.4 million, $75.9 million and $67.8 million, respectively.

Included in the other current assets in the consolidated balance sheets as of January 31, 2007 and 2006 are prepaid advertising costs of $2.3 million and $2.9 million, respectively. These prepaid costs represent advertising costs paid to licensors in advance, pursuant to the Company's licensing agreements and sponsorships.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively. The amounts recorded for the fiscal years ending January 31, 2007, 2006 and 2005 were insignificant.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applies to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

Earnings Per Share

The Company presents net income per share on a basic and diluted basis. Basic earnings per share is computed using weighted-average shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted-average number of shares outstanding for basic earnings per share were 25,670,000, 25,273,000 and 24,708,000 for fiscal 2007, 2006 and 2005, respectively. For diluted earnings per share, these amounts were increased by 1,124,000, 907,000 and 875,000 in fiscal 2007, 2006 and 2005, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock compensation plans. For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.

Stock-Based Compensation

On February 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), electing to use the modified prospective application transition method, and accordingly, prior period financial statements have not been restated. Under this method, the fair value of all employee stock options granted after adoption and the unvested portion of previously granted awards must be recognized in the Consolidated Statements of Income. Prior to February 1, 2006, employee stock option grants were accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense had not been recognized for employee stock options granted at or above fair value. Prior to February 1, 2006, compensation expense for restricted stock grants was reduced as actual forfeitures of the awards occurred. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest and thus, current period compensation expense for both stock options and restricted stock have been adjusted for estimated forfeitures. See Note 13 to the Company's Consolidated Financial Statements for further information regarding stock-based compensation.

Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48") which is effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect on its earnings or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FAS 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159 on the Company's consolidated financial statements.

NOTE 2 - ACQUISITION

On December 22, 2003, the Company entered into an agreement to acquire Ebel S.A. and the worldwide business related to the Ebel brand (collectively "Ebel") from LVMH Moet Hennessy Louis Vuitton ("LVMH"). On March 1, 2004, the Company completed the acquisition of Ebel with the exception of the payment for the acquired Ebel business in Germany, which was completed July 30, 2004.

Under the purchase method of accounting, the Company recorded an aggregate purchase price of approximately $45.0 million, which consisted of approximately $40.6 million in cash and $4.4 million in deal costs and other incurred liabilities, which primarily consisted of legal, accounting, investment banking and financial advisory services fees.

The unaudited financial information in the table below summarizes the combined results of operations of the Company and Ebel, on a pro forma basis, as though the acquisition had been completed as of the beginning of the fiscal year ended January 31, 2005. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of the fiscal year ended January 31, 2005. The unaudited pro forma condensed combined statement of income for the fiscal year ended January 31, 2005 combines the historical results for the Company for the fiscal year ended January 31, 2005 and the historical results for Ebel for the period preceding the acquisition of February 1 through February 29, 2004. The following amounts are in thousands, except per share amounts:

	Fiscal Year Ended January 31, 2005
Revenues	$420,335
Net income	$ 24,302
Basic income per share	$ 0.98
Diluted income per share	$ 0.95

NOTE 3 - INVENTORIES, NET

Inventories, net at January 31, consisted of the following *(in thousands)*:

	Fiscal Year Ended January 31,	
	2007	2006
Finished goods	**$129,082**	$135,160
Component parts	**55,930**	59,325
Work-in-process	**8,330**	4,097
	$193,342	$198,582

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands)*:

	Fiscal Year Ended January 31,	
	2007	2006
Land and buildings	**$ 3,591**	$ 3,843
Furniture and equipment	**60,536**	52,376
Computer software	**34,028**	29,611
Leasehold improvements	**43,093**	37,411
Design fees and tooling costs	**7,469**	24,029
	148,717	147,270
Less: accumulated depreciation	**(91,894)**	(95,102)
	$56,823	$52,168

Depreciation and amortization expense related to property, plant and equipment for fiscal 2007, 2006 and 2005 was $15.7 million, $15.4 million and $11.4 million, respectively, which includes computer software amortization expense for fiscal 2007, 2006 and 2005 of $3.7 million, $4.4 million and $4.0 million, respectively.

NOTE 5 - BANK CREDIT ARRANGEMENTS AND LINES OF CREDIT

On December 15, 2005, the Company as parent guarantor, and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA as borrowers, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., PNC Bank and Citibank, N.A. (the "Swiss Credit Agreement") which provides for a revolving credit facility of 90.0 million Swiss francs and matures on December 15, 2010. The obligations of the Company's two Swiss subsidiaries under this credit agreement are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The Swiss Credit Agreement contains financial covenants, including an interest coverage ratio, average debt coverage ratio and limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Borrowings under the Swiss Credit Agreement bear interest at a rate equal to the LIBOR (as defined in the Swiss Credit Agreement) plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio). As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants and had 50.0 million Swiss francs, with a dollar equivalent of $40.2 million, outstanding under this revolving credit facility.

On December 15, 2005, the Company and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., PNC Bank and Citibank, N.A. (the "US Credit Agreement") which provides for a revolving credit facility of $50.0 million (including a sublimit for borrowings in Swiss francs of up to $25.0 million) with a provision to allow for an increase of an additional $50.0 million subject to certain terms and conditions. The US Credit Agreement will mature on December 15, 2010. The obligations of MGI Luxury Group S.A. and Movado Watch Company SA are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The obligations of the Company are guaranteed by certain domestic subsidiaries of the Company under subsidiary guarantees, in favor of the lenders. The US Credit Agreement contains financial covenants, including an interest coverage ratio, average debt coverage ratio and limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Borrowings under the US Credit Agreement bear interest, at the Company's option, at a rate equal to the Adjusted LIBOR (as defined in the US Credit Agreement) plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio), or the Alternate Base Rate (as defined in the US Credit

Agreement). As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants, and there were no outstanding borrowings against this line.

On June 16, 2006, the Company renewed a line of credit letter agreement with Bank of America and an amended and restated promissory note in the principal amount of up to $20.0 million payable to Bank of America, originally dated December 12, 2005. Pursuant to the line of credit letter agreement, Bank of America will consider requests for short-term loans and documentary letters of credit for the importation of merchandise inventory, the aggregate amount of which at any time outstanding shall not exceed $20.0 million. The Company's obligations under the agreement are guaranteed by its subsidiaries, Movado Retail Group, Inc. and Movado LLC. Pursuant to the amended and restated promissory note, the Company promised to pay to Bank of America $20.0 million, or such lesser amount as may then be the unpaid balance of all loans made by Bank of America to the Company thereunder, in immediately available funds upon the maturity date of June 16, 2007. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The amended and restated promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate or (ii) such fixed rate as may be agreed upon by the Company and Bank of America for an interest period which is also then agreed upon. The amended and restated promissory note contains various representations and warranties and events of default that are customary for instruments of that type. As of January 31, 2007, there were no outstanding borrowings against this line.

On July 31, 2006, the Company renewed a promissory note, originally dated December 13, 2005, in the principal amount of up to $37.0 million, at a revised amount of up to $7.0 million, payable to JPMorgan Chase Bank, N.A. ("Chase"). Pursuant to the promissory note, the Company promised to pay to Chase $7.0 million, or such lesser amount as may then be the unpaid balance of each loan made or letter of credit issued by Chase to the Company thereunder, upon the maturity date of July 31, 2007. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The promissory note bears interest at an annual rate equal to (i) a floating rate equal to the prime rate, (ii) a fixed rate equal to an adjusted LIBOR plus 0.625% or (iii) a fixed rate equal to a rate of interest offered by Chase from time to time on any single commercial borrowing. The promissory note contains various events of default that are customary for instruments of that type. In addition, it is an event of default for any security interest or other encumbrance to be created or imposed on the Company's property, other than as permitted in the lien covenant of the US Credit Agreement. Chase issued 11 irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and Canadian payroll to the Royal Bank of Canada totaling $1.2 million with expiration dates through May 15, 2008. As of January 31, 2007, there were no outstanding borrowings against this promissory note.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million Swiss francs, with dollar equivalents of $6.4 million and $6.3 million at January 31, 2007 and 2006, respectively. As of January 31,

2007, three European banks have guaranteed obligations to third parties on behalf of two of the Company's foreign subsidiaries in the amount of $1.6 million in various foreign currencies. As of January 31, 2007, there were no outstanding borrowings against these lines.

The Company pays a facility fee on the unused portion of the committed lines of the Swiss Credit Agreement and the US Credit Agreement. The unused line of credit of the committed lines was $82.2 million at January 31, 2007.

Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted-average interest rates during fiscal 2007 and 2006 were as follows *(dollars in thousands)*:

	Fiscal Year Ended January 31,	
	2007	2006
Maximum borrowings	**$63,974**	$100,745
Average monthly borrowings	**$53,564**	$ 33,726
Weighted-average interest rate	**1.9%**	4.2%

Weighted-average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

NOTE 6 - LONG-TERM DEBT

The components of long-term debt as of January 31, were as follows *(in thousands)*:

	Fiscal Year Ended January 31,	
	2007	2006
Swiss Revolving Credit Facility	**$40,196**	$ 64,955
Series A Senior Notes	**20,000**	25,000
Senior Series A-2004 Notes	**20,000**	20,000
	80,196	109,955
Less: current portion	**(5,000)**	(5,000)
Long-term debt	**$75,196**	$104,955

For information related to the Swiss Revolving Credit Facility, see Note 5 on Bank Credit Arrangements and Lines of Credit.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. These notes bear interest of 6.90% per annum, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006. These notes contain certain financial covenants including an interest coverage ratio and maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. At January 31, 2007, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001. This agreement, which expired on March 21, 2007, allowed for the issuance of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Series A-2004 Notes") pursuant to the Note Purchase Agreement in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Series A-2004 Notes have been used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. These notes contain certain financial covenants, including an interest coverage ratio and maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. As of January 31, 2007, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

Aggregate maturities of long-term obligations at January 31, 2007 are as follows *(in thousands)*:

Fiscal Year Ended January 31,	
2008	$ 5,000
2009	10,000
2010	10,000
2011	50,196
2012	5,000
	$80,196

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company follows the provisions of SFAS No. 133 requiring that all derivative financial instruments be recorded on the balance sheet at fair value.

As of January 31, 2007, the balance of deferred net losses on derivative financial instruments documented as cash flow hedges included in accumulated other comprehensive income ("AOCI") was $0.1 million in net losses, net of tax benefit of $0.1 million, compared to $1.4 million in net losses at January 31, 2006, net of tax benefit of $0.8 million and $2.0 million in net gains at January 31, 2005, net of tax of $1.2 million.

The Company estimates that a substantial portion of the deferred net losses at January 31, 2007 will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCI to affect cost of goods sold consists of the Company's sell through of inventory purchased in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months. For the years ended January 31, 2007, 2006 and 2005, the Company reclassified net losses from AOCI to earnings of $0.1 million, net of tax benefit of $0.1 million, $1.8 million in net losses, net of tax benefit of $1.1 million, and $1.4 million in net gains, net of tax of $0.9 million, respectively.

During fiscal 2006, the Company recorded a pre-tax loss of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

During fiscal 2007, 2006 and 2005, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged.

Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship. The Company records these transactions in the cost of sales of the Consolidated Statements of Income.

The balance of the net loss included in the cumulative foreign currency translation adjustment associated with derivatives documented as net investment hedges was $1.5 million, net of a tax benefit of $0.9 million as of January 31, 2007, 2006 and 2005. Under SFAS No. 133, changes in fair value of these instruments are recognized in currency translation adjustment, a component of AOCI, to offset the change in the value of the net investment being hedged.

The following presents fair value and maturities of the Company's foreign currency derivatives outstanding as of January 31, 2007 *(in millions)*:

	Fair Value of (Liability) Asset	Maturities
Forward exchange contracts	($1.1)	2008
Purchased foreign currency options	0.7	2007
	($0.4)	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. These derivative financial instruments are currently reflected in other current assets or current liabilities.

NOTE 8 - FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The fair value of the Company's 4.79% Senior Notes and 6.90% Series A Senior Notes approximate 97% and 103% of the carrying value of the notes, respectively, as of January 31, 2007. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

NOTE 9 - INCOME TAXES

The provision for income taxes for the fiscal years ended January 31, 2007, 2006 and 2005 consists of the following components *(in thousands)*:

	2007	2006	2005
Current:			
U.S. Federal	**$8,168**	$13,205	$3,980
U.S. State and Local	**1,147**	1,364	810
Non-U.S.	**4,168**	4,238	5,254
	13,483	18,807	10,044
Noncurrent:			
U.S. Federal	**509**	–	–
U.S. State and Local	**(89)**	(458)	–
Non-U.S.	**–**	–	–
	420	(458)	–
Deferred:			
U.S. Federal	**(3,972)**	(1,806)	(2,533)
U.S. State and Local	**(366)**	(155)	(242)
Non-U.S.	**(6,675)**	1,931	(486)
	(11,013)	(30)	(3,261)
Provision for income taxes	**$2,890**	$18,319	$6,783

Income before taxes for U.S. operations was $12.9 million, $15.9 million and $8.3 million for periods ended January 31, 2007, 2006 and 2005, respectively. Income before taxes for non-U.S. operations was $39.8 million, $29.0 million and $24.8 million for periods ended January 31, 2007, 2006 and 2005, respectively.

Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2007 and 2006 consist of the following *(in thousands)*:

	2007 Deferred Taxes		2006 Deferred Taxes	
	Assets	**Liabilities**	Assets	Liabilities
Operating loss carryforwards	**$21,014**	**$ –**	$30,770	$ –
Inventory reserve	**4,758**	**–**	2,963	3,924
Receivable allowance	**3,908**	**907**	3,356	1,188
Deferred compensation	**8,314**	**–**	5,922	–
Hedged derivatives	**73**	**–**	844	–
Depreciation/amortization	**1,168**	**79**	305	34
Other	**2,542**	**116**	4,044	341
	41,777	**1,102**	48,204	5,487
Valuation allowance	**(16,741)**	**–**	(29,555)	–
Total	**$25,036**	**$1,102**	$18,649	$5,487

As of January 31, 2007, the Company had foreign net operating loss carryforwards of approximately $87.3 million, which are available to offset taxable income in future years. The majority of the carryforward tax losses ($75.4 million) were incurred in Switzerland in the Ebel business prior to the Company's acquisition of the Ebel business on March 1, 2004. Effective March 1, 2004, Ebel S.A. was merged into another wholly-owned Swiss subsidiary, and a Swiss tax ruling was obtained that allows the Ebel tax losses to offset taxable income in the surviving entity. As part of purchase accounting, the Company recorded net deferred tax assets for the Swiss tax losses and for the temporary differences between the Swiss tax basis and the assigned values of the net Ebel assets. The Company has established a partial valuation allowance on the deferred tax assets as a result of an evaluation of expected utilization of such tax benefits within the expiry of the tax losses through fiscal 2011. The recognition of the tax benefit has been applied to reduce the carrying value of acquired intangible assets to zero. The Company recognized cash tax savings of $6.9 million on the utilization of the Swiss tax losses during the year, and a $6.6 million reduction of income tax expense. The remaining tax losses ($11.9 million) are related to the Company's former operations in Germany, and its current operations in Germany, Japan, and the United Kingdom. A full valuation allowance has been established on the deferred tax assets resulting from these losses due to the Company's current assessment that it is more-likely-than-not that the deferred tax assets will not be utilized. The Japan tax losses have a 7 year life while the German and United Kingdom tax losses have unlimited lives.

Management will continue to evaluate the appropriate level of allowance on all deferred tax assets, considering such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Provision for income taxes at the U.S. statutory rate	**$18,607**	$15,728	$11,582
Lower effective foreign income tax rate	**(5,359)**	(5,958)	(5,137)
Change in valuation allowance	**(11,182)**	901	101
Tax provided on repatriated earnings of foreign subsidiaries	**–**	7,506	–
State and local taxes, net of federal benefit	**379**	652	250
Other, net	**445**	(510)	(13)
Total	**$ 2,890**	$18,319	$ 6,783

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries approximating $135.5 million at January 31, 2007, as those earnings are considered permanently reinvested. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of these earnings.

During the year, the effective tax rate was decreased to 5.44%, primarily as a result of a partial release of the valuation allowance on the Swiss tax losses. The effective tax rate excluding the benefit from release of the valuation allowance was 23.26%. The effective tax rate for fiscal 2006 was 40.8%, including the tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004. The effective tax rate for fiscal 2006 excluding the repatriation related tax charge was 24.06%.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006 (fiscal 2008 for the Company). The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect on its earnings or financial position.

NOTE 10 - OTHER ASSETS

In fiscal 1996, the Company entered into an agreement with a trust which owned an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on said insurance policy (approximately $0.8 million per annum). The agreement required the trust to repay the loans from the proceeds of the policy. At January 31, 2003, the Company had outstanding loans from the trust of $5.2 million. On April 4, 2003, the agreement was amended and restated to transfer the policy from the trust to the Company in partial repayment of the loan balance. The Company is the beneficiary of the policy insofar as upon the death of the Company's Chairman and his spouse, the proceeds of the policy would first be distributed to the Company to repay the premiums paid by the Company with the remaining proceeds distributed to the trust. As of January 31, 2007, total premiums paid were $8.4 million and the cash surrender value of the policy was $8.8 million.

NOTE 11 - LEASES

The Company leases office, distribution, retail and manufacturing facilities, and office equipment under operating leases, which expire at various dates through June 2017. Certain leases include renewal options and the payment of real estate taxes and other occupancy costs. Some leases also contain rent escalation clauses (step rents) that require additional rent amounts in the later years of the term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. Likewise, capital funding and other lease concessions that are occasionally provided to the Company, are recorded as deferred rent and amortized on a straight-line basis over the minimum lease term as adjustments to rent expense. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $14.4 million, $13.3 million and $12.6 million in fiscal 2007, 2006 and 2005, respectively. Minimum annual rentals at January 31, 2007 under noncancelable operating leases, which do not include real estate taxes and operating costs, are as follows *(in thousands)*:

Fiscal Year Ended January 31,	
2008	$14,121
2009	12,307
2010	11,918
2011	10,699
2012	9,720
Thereafter	25,395
	$84,160

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses, such as misappropriation of assets. The Company believes it is adequately insured against such losses.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At January 31, 2007, the Company had outstanding letters of credit totaling $1.2 million with expiration dates through May 15, 2008 compared to $1.2 million with expiration dates through March 18, 2007 as of January 31, 2006. One bank in the domestic bank group has issued irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and for Canadian payroll to the Royal Bank of Canada.

As of January 31, 2007, three European banks have guaranteed obligations to third parties on behalf of two of the Company's foreign subsidiaries in the amount of $1.6 million in various foreign currencies compared to $3.3 million as of January 31, 2006.

Pursuant to the Company's agreements with its licensors, the Company is required to pay minimum royalties and advertising. As of January 31, 2007, the Company's obligation related to its license agreements was $90.8 million.

The Company occasionally enters into endorsement agreements with its brand ambassadors for the advertising of its product offerings. As of January 31, 2007, the Company's obligation related to its endorsement agreements was $1.4 million.

The Company had outstanding purchase obligations of $42.0 million with suppliers at the end of fiscal 2007 for raw materials, finished watches and packaging in the normal course of business. These purchase obligation amounts do not represent total anticipated purchases but represent only amounts to be paid for items required to be purchased under agreements that are enforceable, legally binding and specify minimum quantity, price and term.

The Company is involved from time to time in legal claims involving trademarks and intellectual property, licensing, employee relations and other matters incidental to the Company's business. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management believe that the final outcome would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 13 - STOCK-BASED COMPENSATION

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, as amended and restated as of April 8, 2004, the Compensation Committee of the Board of Directors, which consists of four of the Company's outside directors, has the authority to grant incentive stock options and nonqualified stock options to purchase, as well as stock appreciation rights and stock awards, up to 9,000,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three or five years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

On February 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), electing to use the modified prospective application transition method, and accordingly, prior period financial statements have not been restated. Under this method, the fair value of all stock options granted after adoption and the unvested portion of previously granted awards must be recognized in the Consolidated Statements of Income. The Company utilizes the Black-Scholes option-pricing model to calculate the fair value of each option at the grant date which requires certain assumptions be made. The expected life of stock option grants is determined using historical data and represents the time period which the stock option is expected to be outstanding until it is exercised. The risk free interest rate is the yield on the grant date of U.S. Treasury constant maturities with a maturity date closest to the expected life of the stock option. The expected stock price volatility is derived from historical volatility and calculated based on the estimated term structure of the stock option grant. The expected dividend yield is calculated using the expected annualized dividend which remains constant during the expected term of the option.

The weighted-average assumptions used with the Black-Scholes option-pricing model for the calculation of the fair value of stock option grants during the fiscal year ended January 31, 2007 were: expected term of 5.3 years; risk-free interest rate of 4.92%; expected volatility of 31.78% and dividend yield of 1.22%. The weighted-average grant date fair value of options granted during the fiscal year ended January 31, 2007 was $6.58.

Total compensation expense for unvested stock option grants recognized during the fiscal year ended January 31, 2007 was approximately $0.8 million, net of a tax benefit of $0.5 million. Expense related to stock option compensation is recognized on a straight-line basis over the vesting term. As of January 31, 2007, there was approximately $2.6 million of unrecognized compensation cost related to unvested stock options. These costs are expected to be recognized over a weighted-average period of 2.2 years. Total cash received for stock option exercises during the fiscal year ended January 31, 2007 amounted to approximately $3.9 million. Windfall tax benefits realized on these exercises were approximately $1.6 million.

Prior to February 1, 2006, employee stock options were accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense had not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", net income (in thousands) and net income per share would have been reduced to pro forma amounts for the fiscal years ended January 31, 2006 and 2005 as follows:

(In thousands, except per share data)	January 31, 2006	January 31, 2005
Net income as reported	$26,617	$26,307
Fair value based compensation expense, net of taxes	(2,068)	(3,761)
Pro forma net income	$24,549	$22,546
Basic earnings per share:		
As reported	$ 1.05	$ 1.06
Pro forma under SFAS No. 123	$ 0.97	$ 0.91
Diluted earnings per share:		
As reported	$ 1.02	$ 1.03
Pro forma under SFAS No. 123	$ 0.94	$ 0.88

The weighted-average assumptions used with the Black-Scholes option-pricing model for the calculation of the fair value of stock option grants during fiscal years 2006 and 2005 were: expected term of three to seven years for both fiscal 2006 and 2005; risk-free interest rate of 3.77% for fiscal 2006 and 4.26% for fiscal 2005; expected volatility of 47% for fiscal 2006 and 48% for fiscal 2005 and dividend yield of 1.74% for fiscal 2006 and 0.99% for fiscal 2005. The weighted-average grant date fair value of options granted during fiscal years ending January 31, 2006 and 2005 was $8.11 and $7.10, respectively.

Transactions for stock options under the Plan since fiscal 2004 are summarized as follows:

	Outstanding Options	Weighted-Average Exercise Price
January 31, 2004	3,723,978	$ 8.71
Options granted	784,203	$16.44
Options exercised	(821,957)	$ 9.04
Options cancelled	(65,190)	$ 9.33
January 31, 2005	3,621,034	$11.66
Options granted	166,500	$18.30
Options exercised	(596,221)	$ 6.54
Options cancelled	(21,700)	$12.88
January 31, 2006	3,169,613	$12.96
Options granted	144,000	$19.86
Options exercised	(430,873)	$ 8.96
Options cancelled	(28,800)	$13.85
January 31, 2007	**2,853,940**	**$13.91**

The total intrinsic value of stock options exercised for the fiscal years ended January 31, 2007 and 2006 was approximately $6.5 million and $7.3 million, respectively. The total fair value of the stock options vested for the fiscal years ended January 31, 2007 and 2006 was approximately $2.3 million and $10.8 million, respectively.

The following table summarizes outstanding and exercisable stock options as of January 31, 2007:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.12 - $ 6.22	118,740	3.3	$ 4.25	118,740	$ 4.25
$ 6.23 - $ 9.34	109,816	4.0	$ 7.32	109,816	$ 7.32
$ 9.35 - $12.45	720,782	3.3	$10.65	698,282	$10.68
$12.46 - $15.57	1,140,227	4.7	$14.58	856,727	$14.72
$15.58 - $18.68	720,375	6.5	$18.13	388,712	$18.35
$18.69 - $21.80	18,000	8.9	$19.76	2,001	$18.85
$21.81 - $24.91	1,000	9.5	$22.45	–	–
$24.92 - $28.04	25,000	9.7	$25.85	–	–
	2,853,940	4.8	$13.91	2,174,278	$13.13

The total intrinsic value of outstanding and exercisable stock options as of January 31, 2007 was approximately $42.2 million and $33.9 million, respectively.

Under the 1996 Stock Incentive Plan, the Company has the ability to grant restricted stock to certain employees. Restricted stock grants generally vest three to five years from the date of grant. Expense for these grants is recognized on a straight-line basis over the vesting period. The fair value of restricted stock grants is equal to the closing price of the Company's publicly-traded common stock on the grant date.

On May 31, 2006, the Compensation Committee of the Board of Directors adopted the Executive Long Term Incentive Plan (the "LTIP") authorized by section 9 of the Plan. The LTIP provides for the award of "Performance Share Units" that are equivalent, one for one, to shares of the Company's common stock and that vest based on the Company's achievement of its operating margin goal for the fiscal year ending January 31, 2009. The number of actual shares earned by a participant is based on the Company's actual performance at the end of the award period and can range from 0% to 150% of the participant's target award. Total target awards of 189,500 Performance Share Units were granted by the Compensation Committee on May 31, 2006 that vest over three and five year periods.

Total compensation expense for restricted stock grants and for grants of Performance Share Units under the LTIP (together "restricted stock") recognized during the fiscal years ended January 31, 2007 and 2006 was approximately $1.2 million, net of a tax benefit of $0.7 million, and $0.8 million, net of a tax benefit of $0.4 million, respectively. Prior to February 1, 2006, compensation expense for restricted stock grants was reduced as actual forfeitures of the awards occurred. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest and thus, current period compensation expense has been adjusted for estimated forfeitures based on historical data. As of January 31, 2007, there was approximately $4.2 million of unrecognized compensation cost related to unvested restricted stock. These costs are expected to be recognized over a weighted-average period of 2.7 years.

Transactions for restricted stock under the Plan since fiscal 2005 are summarized as follows:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
January 31, 2005	240,000	$12.90
Units granted	96,160	$17.94
Units vested	(2,000)	$ 9.83
Units forfeited	(13,070)	$13.62
January 31, 2006	321,090	$14.39
Units granted	255,450	$19.02
Units vested	(102,940)	$10.01
Units forfeited	(10,255)	$16.78
January 31, 2007	**463,345**	**$17.87**

Restricted stock units are exercised simultaneously when they vest and are issued from the pool of authorized shares. The total intrinsic value of restricted stock units that vested during the fiscal year ended January 31, 2007 was approximately $2.1 million. The windfall tax benefits realized on these vested restricted stock grants were $0.3 million. The weighted-average grant date fair values for restricted stock grants for the years ended January 31, 2007 and 2006 were $19.02 and $17.94, respectively. Outstanding restricted stock units had a total intrinsic value of approximately $13.3 million as of January 31, 2007.

NOTE 14 - OTHER EMPLOYEE BENEFIT PLANS

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. In addition, the Company maintains defined contribution employee benefit plans for its employees located in Switzerland. Company contributions and expenses of administering the plans amounted to $2.4 million, $2.0 million and $1.9 million in fiscal 2007, 2006 and 2005, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2007, 2006 and 2005, the Company recorded an expense related to the SERP of $0.7 million, $0.7 million and $0.6 million, respectively.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective prorata portion of such contribution. Effective for fiscal 2006, in lieu of making any further contributions to the Stock Bonus Plan, the Company increased the maximum amount of its 401(k) match. For fiscal 2005, the Company recorded an expense of $0.3 million related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $0.3 million to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations for each period include an actuarially determined charge related to this plan of $0.2 million for fiscal 2007, 2006 and 2005.

NOTE 15 - TOTAL COMPREHENSIVE INCOME

The components of comprehensive income for the twelve months ended January 31, 2007, 2006 and 2005 are as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Net income	**$50,138**	$26,617	$26,307
Net unrealized gain on investments, net of tax	**42**	1	39
Net change in effective portion of hedging contracts, net of tax	**1,246**	(3,318)	366
Foreign currency translation adjustment[1]	**3,346**	(17,716)	13,828
Total comprehensive income	**$54,772**	$ 5,584	$40,540

[1] The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

NOTE 16 - SEGMENT INFORMATION

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement requires disclosure of segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company conducts its business primarily in two operating segments: Wholesale and Retail. The Company's Wholesale segment includes the designing, manufacturing and distribution of quality watches, in addition to revenue generated from after sales service activities and shipping. The Retail segment includes the Movado Boutiques and outlet stores.

The Company divides its business into two major geographic segments: United States operations, and International, which includes the results of all other Company operations. The allocation of geographic revenue is based upon the location of the customer. The Company's international operations are principally conducted in Europe, Asia, Canada, the Middle East, South America and the Caribbean. The Company's international assets are substantially located in Switzerland.

Operating Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales			Operating Income[1]		
	2007	2006	2005	**2007**	2006	2005
Wholesale	**$443,197**	$385,383	$345,028	**$46,473**	$42,289	$33,033
Retail	**89,668**	85,558	73,938	**5,846**	5,748	2,043
Consolidated total	**$532,865**	$470,941	$418,966	**$52,319**	$48,037	$35,076

	Total Assets		Capital Expenditures		
	2007	2006	**2007**	2006	2005
Wholesale	**$510,380**	$487,753	**$12,757**	$ 9,659	$ 6,785
Retail	**67,238**	62,166	**7,421**	6,708	8,162
Consolidated total	**$577,618**	$549,919	**$20,178**	$16,367	$14,947

	Depreciation and Amortization		
	2007	2006	2005
Wholesale	**$11,617**	$11,880	$ 8,909
Retail	**4,963**	4,900	3,694
Consolidated total	**$16,580**	$16,780	$12,603

Geographic Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales[2]			Operating Income[1]		
	2007	2006	2005	**2007**	2006	2005
United States	**$366,656**	$326,937	$288,341	**$ 7,704**	$10,142	$ 332
International	**166,209**	144,004	130,625	**44,615**	37,895	34,744
Consolidated total	**$532,865**	$470,941	$418,966	**$52,319**	$48,037	$35,076

	Total Assets		Long-Lived Assets	
	2007	2006	**2007**	2006
United States	**$357,650**	$358,244	**$42,702**	$37,294
International	**219,968**	191,675	**14,121**	14,874
Consolidated total	**$577,618**	$549,919	**$56,823**	$52,168

[1] Fiscal 2005 Retail Operating Income includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

[2] The United States and international net sales are net of intercompany sales of $258.3 million, $241.9 million and $272.1 million for the twelve months ended January 31, 2007, 2006 and 2005, respectively.

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited selected interim operating results of the Company for fiscal 2007 and 2006 *(in thousands, except per share amounts):*

	Quarter			
	1st	2nd	3rd	4th
Fiscal 2007				
Net sales	$97,744	$126,588	$166,272	$142,261
Gross profit	$59,590	$ 78,512	$ 97,902	$ 86,939
Net income[1]	$ 2,855	$ 11,349	$ 21,885	$ 14,049
Net income per share:				
Basic	$ 0.11	$ 0.44	$ 0.85	$ 0.54
Diluted	$ 0.11	$ 0.43	$ 0.82	$ 0.52
Fiscal 2006				
Net sales	$87,756	$115,326	$141,736	$126,123
Gross profit[2]	$52,838	$ 69,986	$ 86,173	$ 77,323
Net income[3]	$ 997	$ 8,551	$ 14,108	$ 2,961
Net income per share:				
Basic	$ 0.04	$ 0.34	$ 0.56	$ 0.12
Diluted	$ 0.04	$ 0.33	$ 0.54	$ 0.11

[1] In the third quarter of fiscal year 2007, the Company recorded a one-time out of period benefit adjustment of $2.2 million related to foreign currency transactions. This adjustment was recorded in selling, general and administrative expenses and the Company has concluded that the amount is not material to the third quarter or any of the prior quarters impacted.

[2] In the fourth quarter of fiscal year 2006, the Company recorded a one-time out of period benefit adjustment of $0.8 million from a reversal of a previously recorded liability. This adjustment was recorded in cost of goods sold and the Company has concluded that the amount is not material to the fourth quarter or any of the prior quarters impacted.

[3] Fourth quarter of fiscal year 2006 includes a $7.5 million charge associated with repatriated foreign earnings under the American Jobs Creation Act of 2004.

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

NOTE 18 - SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Cash paid during the year for:			
Interest	**$ 3,760**	$4,520	$2,950
Income taxes	**$13,751**	$6,096	$7,434

NOTE 19 - OTHER INCOME, NET

The components of other income, net for fiscal 2007, 2006 and 2005 are as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Gain on sale of building[(a)(b)]	**$ 374**	$2,630	$ —
Discontinued cash flow hedges[(c)]	**—**	(1,622)	—
Sale of artwork[(d)]	**848**	—	—
Sale of rights to web domain[(e)]	**125**	—	—
Litigation settlement[(f)]	**—**	—	1,444
Other income, net	**$1,347**	$1,008	$1,444

[(a)] The Company recorded a pre-tax gain for the fiscal year ended January 31, 2007 of $0.4 million on the sale of a building acquired on March 1, 2004 in the acquisition of Ebel. The Company received cash proceeds from the sale of $0.7 million. The building was classified as an asset held for sale in other current assets.

[(b)] The Company recorded a pre-tax gain for the fiscal year ended January 31, 2006 of $2.6 million on the sale of a building acquired on March 1, 2004 in connection with the acquisition of Ebel. The Company received cash proceeds from the sale of $4.0 million. The building was classified as an asset held for sale in other current assets.

[(c)] The Company recorded a pre-tax loss for the fiscal year ended January 31, 2006 of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

[(d)] The Company recorded a pre-tax gain for the fiscal year ended January 31, 2007 of $0.8 million on the sale of a piece of artwork acquired in February 1988. The Company received cash proceeds from the sale of $1.0 million. The artwork was classified as a non-current asset.

[e] The Company recorded a pre-tax gain for the fiscal year ended January 31, 2007 of $0.1 million on the sale of the rights to a web domain name. The Company received cash from the sale of $0.1 million. There was no cost basis on the balance sheet for the domain name.
[f] The Company recorded income for the fiscal year ended January 31, 2005 from a litigation settlement in the amount of $1.4 million.

NOTE 20 - SUBSEQUENT EVENTS

On February 15, 2007, the Company entered into a third amendment of its license agreement, dated as of January 1, 1992 (as amended, the "Hearst License Agreement"), with Hearst Magazines, a Division of Hearst Communications, Inc. ("Hearst"), pursuant to which Hearst agreed to license to the Company certain intellectual property, including the trademark ESQUIRE and related marks. Under the third amendment, Hearst granted the Company eleven options consecutively exercisable, each for the renewal of the Hearst License Agreement for additional three-year periods, with the final option renewal period concluding on December 31, 2042, unless further extended by both parties. By execution of the third amendment, the Company exercised the first renewal option, thereby extending the Hearst License Agreement through December 31, 2012. In addition, among other things, the third amendment amended certain royalty terms payable by the Company to Hearst based on sales of applicable products by the Company.

On March 9, 2007, the Company entered into a fifth amendment of its license agreement, dated December 9, 1996 (as amended, the "Coach License Agreement"), with Coach, Inc., pursuant to which Coach, Inc. agreed to license to the Company certain intellectual property, including the trademark COACH and related trademarks. The fifth amendment extends the term of the Coach License Agreement through June 30, 2015, changes the definition of "contract year" to be coincident with Coach, Inc.'s fiscal year (ending June 30) and establishes sales minimums for each contract year through the end of the term. In addition, among other things, the fifth amendment added provisions dealing with the Company's reporting requirements to Coach, Inc., staffing levels and exhibitions at trade shows.

Report of Management

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms are defined in Rule 13a-15(f) under the Exchange Act, for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective as of January 31, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Efraim Grinberg
President and Chief Executive Officer

Richard J. Coté
Executive Vice President and Chief Operating Officer

Eugene J. Karpovich
Senior Vice President, Chief Financial Officer and Principal Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Movado Group, Inc.:

We have completed integrated audits of Movado Group, Inc.'s 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of January 31, 2007, and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing in the accompanying index, that the Company maintained effective internal control over financial reporting as of January 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 28, 2007

Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained in Item 7 on Form 10-K. *Amounts are in thousands except per share amounts:*

	Fiscal Year Ended January 31,				
	2007	2006	2005	2004	2003
Statement of income data:					
Net sales	**$532,865**	$470,941	$418,966	$330,214	$300,077
Cost of sales	**209,922**	184,621	168,818	129,908	115,907
Gross profit	**322,943**	286,320	250,148	200,306	184,170
Selling, general and administrative[1][2]	**270,624**	238,283	215,072	165,525	152,394
Operating income	**52,319**	48,037	35,076	34,781	31,776
Other income, net[3][4][5]	**1,347**	1,008	1,444	—	—
Interest expense	**(3,785)**	(4,574)	(3,544)	(3,232)	(4,243)
Interest income	**3,280**	465	114	188	327
Income before taxes and minority interest	**53,161**	44,936	33,090	31,737	27,860
Provision for income taxes[6][7][8]	**2,890**	18,319	6,783	8,886	7,801
Minority interest	**133**	—	—	—	—
Net income	**$ 50,138**	$ 26,617	$26,307	$22,851	$ 20,059
Net income per share-Basic[9]	**$ 1.95**	$ 1.05	$ 1.06	$ 0.95	$ 0.84
Net income per share-Diluted[9]	**$ 1.87**	$ 1.02	$ 1.03	$ 0.92	$ 0.82
Basic shares outstanding[9]	**25,670**	25,273	24,708	24,101	23,739
Diluted shares outstanding[9]	**26,794**	26,180	25,583	24,877	24,381
Cash dividends declared per share[9]	**$ 0.24**	$ 0.20	$ 0.16	$ 0.105	$ 0.06
Balance sheet data (end of period):					
Working capital[10]	**$383,422**	$366,530	$303,225	$252,883	$219,420
Total assets	**$577,618**	$549,919	$477,074	$390,967	$345,154
Total long-term debt	**$ 80,196**	$109,955	$ 45,000	$ 35,000	$ 35,000
Shareholders' equity	**$378,381**	$321,678	$316,557	$274,713	$236,212

[1] Fiscal 2007 includes a one-time benefit of $2.2 million for an out-of-period adjustment related to foreign currency.
[2] Fiscal 2005 includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").
[3] The fiscal 2007 other income consists of a pre-tax gain of $0.8 million on the sale of artwork, a pre-tax gain of $0.4 million on the sale of a building and a pre-tax gain of $0.1 million on the sale of rights to a web domain name.
[4] The fiscal 2006 other income consists of a pre-tax gain of $2.6 million on the sale of a building offset by a pre-tax loss of $1.6 million representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.
[5] The fiscal 2005 other income consists of a $1.4 million litigation settlement.
[6] The fiscal 2007 effective tax rate of 5.4% reflects a partial release of the valuation allowance on Swiss tax losses.
[7] The fiscal 2006 effective tax rate of 40.8% reflects a tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004.
[8] The fiscal 2005 effective tax rate of 20.5% reflects the adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling and a favorable U.S. tax accrual adjustment.
[9] For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.
[10] The Company defines working capital as current assets less current liabilities.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of March 15, 2007, there were 50 holders of record of Class A Common Stock and, the Company estimates, 11,900 beneficial owners of the Common Stock represented by 438 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on March 15, 2007, the closing price of the Common Stock was $29.64. The quarterly high and low split-adjusted closing prices for the fiscal years ended January 31, 2007 and 2006 were as follows:

	Fiscal Year Ended January 31, 2007		Fiscal Year Ended January 31, 2006	
Quarter Ended	Low	High	Low	High
April 30	**$19.37**	**$24.47**	$15.94	$19.58
July 31	**$18.10**	**$23.71**	$15.83	$19.38
October 31	**$21.26**	**$27.27**	$16.70	$20.00
January 31	**$24.59**	**$29.01**	$17.30	$19.29

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at any time, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

On March 28, 2006, the Board approved an increase in the quarterly cash dividend rate from $0.05 to $0.06 per share. On March 27, 2007, the Board approved an increase in the quarterly cash dividend rate from $0.06 to $0.08 per share. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 5 and 6 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

Comparative Stock Performance

The performance graph set forth below compares the cumulative total shareholder return of the Company's Common Stock for the last five fiscal years through the fiscal year ended January 31, 2007 with that of the Broad Market (CRSP Total Return Index for the NYSE Stock Market) and a peer group index comprised of the following two companies: Fossil Inc. and Tiffany & Co. The returns of each company in the peer group index have been weighted according to the respective issuer's stock market capitalization. Each graph assumes an initial investment of $100 on January 31, 2002 and the reinvestment of dividends (where applicable).


$400.0
$300.0
$200.0
$100.0
$-
01/2002
01/2003
01/2004
01/2005
01/2006
01/2007
$339.5
$154.6
$126.1
Movado Group, Inc
NYSE Stock Market (US Companies)
Self-Determined Peer Group

CRSP Total Returns Index For:	1/2002	1/2003	1/2004	1/2005	1/2006	1/2007
Movado Group, Inc.	100.0	104.3	163.5	211.2	221.3	339.5
NYSE Stock Market (US Companies)	100.0	81.0	108.4	117.9	133.0	154.6
Self-Determined Peer Group	100.0	71.9	121.1	111.5	122.6	126.1

Companies in Self-Determined Peer Group: Fossil Inc., Tiffany & Co.

Corporate Directory

Executive Officers and Directors

Gedalio Grinberg
Director,
Chairman of the Board

Efraim Grinberg
Director,
President and Chief Executive Officer

Richard J. Coté
Director,
Executive Vice President and
Chief Operating Officer

Margaret Hayes Adame
Director,
President, The Fashion Group
International

Donald Oresman
Director,
of Counsel Simpson, Thacher & Bartlett

Leonard L. Silverstein
Director,
Partner, Silverstein and Mullens
a division of Buchanan Ingersoll, P.C.

Alan H. Howard
Director,
Managing Director,
Greenbriar Equity Group LLC

Richard D. Isserman
Director, Partner KPMG (Retired)

Nathan Leventhal
Director,
President Emeritus,
Lincoln Center for the Performing Arts

Eugene J. Karpovich
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Timothy F. Michno
Secretary and General Counsel

Corporate Information

Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000
www.movadogroup.com

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Dept.
PO Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458 (within the U.S.)
(212) 815-3700 (outside the U.S.)
(888) 269-5221 (hearing impaired)
www.stockbny.com

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

Corporate Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Annual Meeting
The Annual Meeting of Shareholders will be held on June 14, 2007 at 10:00 am at 25 West 39th Street, 15th Floor, New York, NY 10018

Other Shareholder Information
Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request to:
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Attention: Suzanne Rosenberg,
Vice President
Corporate Communications
(201) 267-8000

Movado Group's Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the U.S. Securities and Exchange Commission in the Company's annual report on Form 10-K. In addition, the Company's Chief Executive Officer has certified to the NYSE that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

MOVADO GROUP INC.

MAY 25 2007

May 24, 2007

Dear Fellow Shareholder:

It is our pleasure to invite you to attend the 2007 Annual Meeting of Shareholders of Movado Group, Inc. The meeting will be held on Thursday, June 14, 2007 at 10:00 a.m. at the Company's New York office and showrooms located at 25 West 39th Street, 15th Floor, New York, NY 10018.

The enclosed Notice of Meeting and Proxy Statement describe the formal business to be transacted at the meeting. We sincerely hope you will be able to attend. We will report on the Company's progress and respond to questions you may have about the Company's business.

Whether or not you plan to attend, the vote of every shareholder is important and your cooperation in completing, signing and returning your proxy promptly will be appreciated.

We hope to see you at the Annual Meeting.

Sincerely,

Gedalio Grinberg
Chairman of the Board of Directors

Efraim Grinberg
President and Chief Executive Officer

MOVADO GROUP, INC.
650 From Road
Paramus, New Jersey 07652

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 14, 2007

Notice is hereby given that the Annual Meeting of Shareholders of Movado Group, Inc. will be held on Thursday, June 14, 2007 at 10:00 a.m., at the Company's New York office and showrooms located at 25 West 39th Street, 15th Floor, New York, NY 10018 for the following purposes:

1. To elect nine directors to serve until the next Annual Meeting and until their successors are elected and qualified.

2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending January 31, 2008.

3. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Holders of the Company's Common Stock and Class A Common Stock of record at the close of business on May 18, 2006 are entitled to notice of and to vote at the Annual Meeting of Shareholders or any postponements or adjournments thereof.

Dated: May 24, 2007

By order of the Board of Directors

Timothy F. Michno
Secretary and General Counsel

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND RETURN YOUR PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

MOVADO GROUP, INC.

PROXY STATEMENT

INFORMATION CONCERNING THE SOLICITATION

The Board of Directors of Movado Group, Inc. (the "Company") is soliciting proxies for our 2007 Annual Meeting of Shareholders. The Annual Meeting will be held on Thursday, June 14, 2007 at 10:00 a.m. at the Company's New York office and showrooms located at 25 West 39th Street, 15th Floor, New York, NY 10018. This proxy statement and the accompanying proxy card will first be sent to shareholders on or about May 24, 2007.

Why am I receiving this proxy statement?

You are receiving this proxy statement and the accompanying Notice of Meeting and proxy card because you owned shares of the Company's Common Stock and/or its Class A Common stock on May 18, 2007, the record date for this year's Annual Meeting.

Who is asking me for my vote?

The Company is soliciting your proxy on behalf of the Board and has retained Georgeson Stockholder Communications, Inc., professional proxy solicitors, to assist with the solicitation. We will pay the entire cost of this proxy solicitation, including Georgeson's fee, which we expect to be approximately $1,500.

What is the purpose of the Annual Meeting?

The two matters scheduled to be voted on at the Annual Meeting are:

1. The election of nine directors to serve on the Board; and
2. The ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending January 31, 2008.

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

What are my voting rights?

All owners of the Company's Common Stock and its Class A Common Stock on the record date are entitled to attend and to vote on all items properly presented at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Class A Common Stock is entitled to 10 votes on each such matter. On May 7, 2007 there were 19,277,378 shares of Common Stock outstanding and 6,638,239 shares of Class A Common Stock outstanding . A list of all shareholders as of the record date will be available during ordinary business hours at the Company's principal place of business located at 650 From Road, Paramus, NJ 07652, from the Secretary of the Company, at least 10 days before the Annual Meeting and will also be available at the Annual Meeting.

How does the Board recommend that I vote?

The Board recommends that you vote:

1. FOR the election of each of the director nominees; and
2. FOR the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm for the current fiscal year.

How do I vote?

If you are a shareholder on the record date you may vote by mail or by voting in person at the Annual Meeting.

To vote by mail, sign, date and mail your proxy card in the enclosed prepaid envelope and it will voted by one of the individuals indicated on the card (your "proxy") as you direct. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR the election of the director nominees and FOR the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm for the current fiscal year. If your shares are held by your broker in "street name," you will receive a form from your broker seeking instruction as to how your shares should be voted. We urge you to complete this form and instruct your broker how to vote on your behalf.

You may also vote in person at the Annual Meeting. If you wish to vote your shares in person at the Annual Meeting and they are held by your broker in "street name," you must bring a letter from the broker to the meeting showing that you were the beneficial owner of the shares on May 18, 2007.

Can I change my vote after I have returned my proxy card?

Yes. You may change your vote at any time before voting concludes at the Annual Meeting by:

- Sending in another proxy with a later date; or
- Notifying the Company's Secretary in writing before the Annual Meeting that you wish to revoke your proxy; or
- Voting in person at the Annual Meeting.

What is a quorum?

For the purposes of the Annual Meeting, a "quorum" is a majority in voting power of the outstanding shares of Common Stock and Class A Common Stock owned by shareholders on the record date who are present in person or represented by proxy at the Annual Meeting. There must be a quorum for the Annual Meeting to be held. If you submit a properly executed proxy card, even if you abstain from voting, your shares will be considered part of the quorum. Broker "non-votes" are not considered a part of the quorum. Broker non-votes occur when a broker holding shares for a beneficial owner does not vote on a particular matter because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

What is broker "discretionary" voting?

Under the rules of the New York Stock Exchange ("NYSE"), if you hold your shares through a broker, your broker is permitted to vote your shares on the election of directors and the ratification of our independent registered public accounting firm in its discretion if it has transmitted the proxy materials to you and has not received voting instructions from you on how to vote your shares before the deadline set by your broker.

How are matters presented at the Annual Meeting approved?

Directors are elected by a plurality of the votes cast at the Annual Meeting. The approval of the proposal to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for fiscal 2008 requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

May I vote confidentially?

Yes. Our policy is to keep your vote confidential, except as otherwise legally required, to allow for the tabulation and certification of votes and to facilitate proxy solicitation.

Who will count the votes?

A representative of Bank of New York will count the votes and act as the inspector of election for the Annual Meeting.

What if additional matters are presented to the Annual Meeting?

We do not know of any business to be considered at the Annual Meeting other than the proposals described in this proxy statement. If any other business is presented at the Annual Meeting, your signed proxy card gives authority to each of Timothy F. Michno, our General Counsel and corporate Secretary, and to Tasha Cooper Coleman, our Assistant General Counsel to vote on such matters at his or her discretion.

Where can I find the voting results from the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and will publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2008.

How can I obtain information about the Company?

A copy of our fiscal 2007 Annual Report accompanies this proxy statement and is available on our website at www.movadogroup.com. Shareholders may also obtain a free copy of our Annual Report on Form 10-K by visiting our website or by sending a request in writing to Suzanne Rosenberg, Vice President of Corporate Communications at the Company's address set forth in the Notice of Meeting.

When are shareholder proposals due for consideration at next year's annual meeting?

Under the Securities and Exchange Commission rules, for shareholder proposals to be considered for inclusion in the proxy statement for the 2008 Annual Meeting, they must be submitted in writing to our corporate Secretary, Movado Group, Inc., 650 From Road, Paramus, NJ 07652 on or before January 26, 2008. In addition, our bylaws provide that for directors to be nominated or other proposals to be properly presented at the 2008 Annual Meeting, an additional notice of any nomination or proposal must be received by us not less than 60 nor more than 90 days before the Annual Meeting. If less than 70 days' notice of our 2008 Annual Meeting is given, then to be timely, the notice by the shareholder must be received by us not later than the close of business on the tenth day following the day on which the first public announcement of the date of the 2008 Annual Meeting was made or the notice of the meeting was mailed, whichever occurs first.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of the Company's Class A Common Stock and the Common Stock beneficially owned as of May 7, 2007 (except as otherwise noted in footnotes 3, 4 and 6) by (i) each shareholder who is known by the Company to beneficially own more than 5% of the outstanding shares of either the Class A Common Stock or the Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table, and (iv) all executive officers and directors as a group.

			Percent of Outstanding Shares of Capital Stock		
Name of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned	Shares of Common Stock Beneficially Owned	Class A Common Stock	Common Stock	Percent of Total Voting Power (1)
Margaret Hayes Adame (2)	-	19,000	-	*	*
AXA Mutuelle (3)	-	1,128,260	-	5.9 %	1.3 %
Barclays (4)	-	1,057,922	-	5.5 %	1.2 %
Richard J. Coté (5)	-	1,141,097	-	5.9 %	1.3 %
Dimensional Fund Advisors LP (6)	-	1,534,922	-	8.0 %	1.8 %
Alexander Grinberg (7)	2,557,074	10,196	38.5 %	*	29.9 %
Efraim Grinberg(8)	4,015,356	1,177,751	60.5 %	6.1 %	47.8 %
Gedalio Grinberg (9)	1,537,730	21,450	23.2 %	*	18.0 %
Alan H. Howard (2)	-	17,124	-	*	*
Richard Isserman (2)	-	3,250	-	-	-
Eugene J. Karpovich (10)	-	48,493	-	*	*
Nathan Leventhal (2)	-	3,250	-	-	-
Timothy F. Michno	-	1,106	-	*	*
Donald Oresman (2)	3,920	15,250	*	*	*
Miriam Phalen (11)	2,570,298	-	38.7 %	-	30.0 %
Leonard L. Silverstein (2) (12)	-	107,896	-	*	*
All executive officers and directors as a group (13 persons) (13)	6,132,339	2,565,863	92.4 %	12.2 %	73.1 %

* Denotes less than one percent

The address for Messrs. Coté, A. Grinberg, G. Grinberg, E. Grinberg, Howard, Isserman, Karpovich, Leventhal, Michno, Oresman and Silverstein and Ms. Hayes Adame and Ms. Phalen is c/o Movado Group, Inc., 650 From Road, Paramus, New Jersey 07652.

(1) In calculating the percent of total voting power, the voting power of shares of Common Stock (one vote per share) and Class A Common Stock (10 votes per share) has been aggregated.

(2) The total number of shares of Common Stock reported as beneficially owned by each of Ms. Hayes Adame and Messrs. Howard, Oresman and Silverstein includes 14,500 shares, and the number reported as beneficially owned by Mr. Leventhal and by Mr. Isserman represents 3,250 shares, each has the right to acquire by the exercise of options under the Company's 1996 Stock Incentive Plan.

(3) On February 13, 2007, in a joint filing on Schedule 13G under the Securities Exchange Act of 1934, as amended ("Exchange Act") by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively "AXA Mutuelle") which, as a group control AXA, AXA Mutuelle reported beneficial ownership as of December 31, 2006 of 1,128,260 shares of Common Stock. It reported having sole dispositive power as to all and sole voting power as to 515,800 of such shares. AXA and AXA Financial, Inc. each filed the report in its capacity as a parent holding company with respect to the holdings, respectively, of AXA Konzern AG and AXA Rosenberg Investment Management LLC (both, subsidiaries of AXA) and Alliance Bernstein L.P. and AXA Equitable Life Insurance Company (both, subsidiaries of AXA Financial, Inc). The report stated that all such shares were acquired in the ordinary course of business and not for the purpose or with the effect of changing or influencing control of the Company, or in connection with any transaction having such purpose or effect. The address of AXA Mutuelle is 26 rue Drouot, 75009 Paris, France.

(4) On January 23, 2007, in a filing on Schedule 13G under the Exchange Act, Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited (collectively "Barclays") reported beneficial ownership as of December 31, 2006 of 1,057,922 shares of Common Stock. It reported having sole dispositive power as to all and sole voting power as to 950,352 of such shares. Barclays reported that all of the shares of Common Stock that it beneficially owns were acquired in the ordinary course of business and not for the purpose or with the effect of changing or influencing control of the Company, or in connection with any transaction having such purpose or effect. The address of Barclays Global Investors, NA and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, CA 94105. The address of Barclays Global Investors, Ltd. is Murray House, 1 Royal Mint Court, London, EC3N 4HH England. The address of Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402, Japan.

(5) The total number of shares of Common Stock reported as beneficially owned by Mr. Coté includes 722,266 shares which he has the right to acquire by the exercise of options under the Company's 1996 Stock Incentive Plan and 2,200 shares held by a trust for the benefit of his children as to which shares Mr. Coté has shared dispositive power with his spouse who is the trustee with sole voting power.

(6) On February 9, 2007, in a filing on Schedule 13G under the Exchange Act, Dimensional Fund Advisors LP ("DFA") reported beneficial ownership as of December 31, 2006 of 1,534,922 shares of Common Stock as to all of which it has sole voting and dispositive power. DFA also reported that all of the shares of Common Stock that it beneficially owns were acquired in the ordinary course of business and not for the purpose or with the effect of changing or influencing control of the Company, or in connection with any transaction having such purpose or effect. The address of DFA is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(7) The total number of shares of Class A Common Stock beneficially owned by Mr. A. Grinberg includes 2,225,924 shares owned by Grinberg Partners L.P., a Delaware limited partnership, of which Mr. A. Grinberg is a limited partner, and 80,774 shares owned by trusts for the benefit of Mr. A. Grinberg's niece and nephew, of which trusts he is a co-trustee with Mr. Mark Fishman. Mr. A. Grinberg has shared voting power with Grinberg Partners L.P., Grinberg Group Partners, a Delaware general partnership (general partner of Grinberg Partners L.P.) and Miriam Phalen over the 2,225,924 shares owned by Grinberg Partners L.P., and shared voting and investment power with Mr. Fishman over the 80,774 shares owned by the trusts.

(8) The total number of shares of Class A Common Stock beneficially owned by Mr. E. Grinberg includes an aggregate of 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself. Mr. E. Grinberg is the sole trustee of those trusts and, as such, has sole investment and voting power with respect to the shares held by such trusts. In addition, included in the shares of Class A Common Stock reported as beneficially owned by Mr. E. Grinberg are an aggregate of 862,940 shares of Class A Common

Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself. Mr. E. Grinberg is co-trustee of those trusts with Mr. Andrew Regan and, as co-trustee, has shared investment and voting power with Mr. Regan with respect to the shares of Class A Common Stock held by such trusts. The total number of shares of Class A Common Stock beneficially owned by Mr. E. Grinberg also includes 2,225,924 shares owned by Grinberg Partners L.P., a Delaware limited partnership, of which Grinberg Group Partners, a Delaware general partnership ("GGP"), is the general partner. As the managing partner of GGP, Mr. E. Grinberg has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Also included in the total number of shares of Class A Common Stock reported as beneficially owned by Mr. E. Grinberg are 15,000 shares owned by the Efraim Grinberg Family Foundation and 100,191 shares owned by The Grinberg Family Foundation, each a non-profit corporation. Mr. E. Grinberg is a member of the board of directors of each of those non-profit corporations and has shared investment and voting control over those shares together with the other members of those boards. The total number of shares of Common Stock owned by Mr. E. Grinberg includes 54,032 shares of Common Stock held under the Company's Employee Savings and Investment Plan ("401(k) Plan"), as to which Mr. E. Grinberg, as a co-trustee, has shared investment and voting power, and 82,039 shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. E. Grinberg is a co-trustee and as to which shares he has shared investment and voting power. The total number of shares of Common Stock owned by Mr. E. Grinberg also includes 859,736 shares of Common Stock which he has the right to acquire by the exercise of options under the Company's 1996 Incentive Stock Plan. Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares of Class A Common Stock held by the trusts for the benefit of his siblings of which he is trustee or co-trustee; the 54,032 shares of Common Stock held under the Company's 401(k) Plan (except to the extent of his pecuniary interest in such shares); the 82,039 shares of Common Stock held under the Company's Stock Bonus Plan; and all the shares held by the Efraim Grinberg Family Foundation and The Grinberg Family Foundation.

(9) The total number of shares of Class A Common stock beneficially owned by Mr. G. Grinberg includes 100,191 shares owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and three children are the directors and officers and as to which shares they all have shared investment and voting power. Also included in the total number of shares of Class A Common Stock beneficially owned by Mr. G. Grinberg are 38,000 shares owned by CAP I Partners L.P., a limited partnership of which CAP I Partners LLC is the general partner. Mr. G. Grinberg, as the managing member of CAP I Partners LLC, has the sole power to vote and dispose of the shares owned by CAP I Partners L.P. The total number of shares of Common Stock beneficially owned by Mr. G. Grinberg includes 10,000 shares of Common Stock held by a charitable remainder trust for which Mr. G. Grinberg is a co-trustee together with Mr. Andrew Weiss. Mr. G. Grinberg disclaims beneficial ownership as to the shares of class A Common Stock owned by The Grinberg Family Foundation and by CAP I Partners L.P.

(10) The total number of shares of Common Stock reported as beneficially owned by Mr. Karpovich includes 36,225 shares which he has the right to acquire by the exercise of options under the Company's 1996 Stock Incentive Plan.

(11) The total number of shares of Class A Common Stock beneficially owned by Ms. Miriam Phalen includes 2,225,924 shares owned by Grinberg Partners L.P., a Delaware limited partnership of which Ms. Phalen is a limited partner, and 80,768 shares owned by trusts for the benefit of Ms. Phalen's children, of which trusts Ms. Phalen is the sole trustee. Ms. Phalen has shared voting power with Grinberg Partners L.P., Grinberg Group Partners, a Delaware general partnership (general partner of Grinberg Partners L.P.) and A. Grinberg over the 2,225,924 shares owned by Grinberg Partners L.P., and sole voting and investment power over the 80,768 shares owned by the trusts.

(12) The total number of shares of Common Stock beneficially owned by Mr. Silverstein includes 4,000 shares owned by the Leonard and Elaine Silverstein Family Foundation of which Mr. Silverstein and his wife are the directors and officers and as to which shares they have shared investment and voting power, and 88,646 shares held by a trust of which Mr. Silverstein is trustee and as to which shares he has sole investment and voting power. Mr. Silverstein disclaims beneficial ownership of the shares of Common Stock held by the Leonard and Elaine Silverstein Family Foundation.

(13) Excludes double counting of shares deemed to be beneficially owned by more than one person. Unless otherwise indicated, the individuals named have sole investment and voting power.

PROPOSAL 1 - ELECTION OF DIRECTORS

Directors hold office until the next annual meeting of shareholders and until the election and qualification of their successors. Under the Company's by-laws, the Board of Directors can change the number of directors comprising the entire Board so long as the number is not less than three. The Board currently consists of nine directors. All of the nominees are members of the present Board of Directors. If any nominee for election to the Board of Directors should be unable to accept nomination or election as a director, which is not expected, your proxy may be voted for a substitute or substitutes designated by the Board of Directors or the number of directors constituting the Board may be reduced in accordance with the Company's by-laws. Directors will be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote. Abstentions and broker "non-votes" will not be counted for purposes of the election of directors. **The Board recommends that shareholders vote FOR the election of the nominees listed below.**

Name	Age	Director Since	Position
Margaret Hayes Adame	67	1993	Director
Richard J. Coté	52	2000	Executive Vice President and Chief Operating Officer; Director
Efraim Grinberg	49	1988	President and Chief Executive Officer; Director
Gedalio Grinberg	75	1967	Chairman of the Board of Directors
Alan H. Howard	47	1997	Director
Richard Isserman	72	2005	Director
Nathan Leventhal	64	2003	Director
Donald Oresman	81	1981	Director
Leonard L. Silverstein	85	1975	Director

There are no family relationships between any of the Company's directors; except for Efraim Grinberg who is the son of Gedalio Grinberg. There are no arrangements between any director and any other person pursuant to which any of them was elected a director.

Ms. Hayes Adame is the President of Fashion Group International, Inc., a non-profit organization working with the fashion industry, which she joined in March 1993. From 1981 to March 1993, Ms. Hayes Adame was a Senior Vice President and general merchandise manager at Saks Fifth Avenue, a major retailer. She is also a member of the board of directors of International Flavors & Fragrances, Inc.

Mr. Coté joined the Company in January 2000 as Executive Vice President – Finance and Administration. In May 2001 Mr. Coté was promoted to Executive Vice President - Chief Operating Officer. Prior to joining the Company, Mr. Coté worked for Colgate-Palmolive, a consumer goods company, where, from 1998 to 2000, he was Vice President and Chief Financial Officer for U.S. operations, and from 1993 to 1998, he was Vice President and Chief Financial Officer for Asia/Pacific operations.

Mr. E. Grinberg joined the Company in June 1980 and served as the Company's Vice President of Marketing from February 1985 until July 1986, at which time he was elected to the position of Senior Vice President of Marketing. From June 1990 to October 1995, Mr. E. Grinberg served as the Company's President and Chief Operating Officer and since October 1995 served as the Company's President. In May 2001, Mr. E. Grinberg was elected to the position of President and Chief Executive Officer. Mr. E. Grinberg also serves on the board of directors of Lincoln Center for the Performing Arts, Inc., the American Watch Association and the Jeweler's Fund for Children.

Mr. G. Grinberg founded the Company's predecessor in 1961 and the Company in 1967. He has been the Chairman of the Board of Directors since then. Mr. G. Grinberg served as the Company's Chief Executive Officer until May 2001.

Mr. Howard has been a Managing Director of Greenbriar Equity Group, LLC, a private equity firm which focuses on transportation and transportation related investments since July 2006. Prior to July 2006, Mr. Howard was a Managing Director of Credit Suisse First Boston LLC, an international provider of financial services. He had been with CSFB and its predecessor companies since 1986.

Mr. Isserman was appointed to the Board in June 2005. In his nearly 40 year career with KPMG LLP, Mr. Isserman served as Audit Partner in KPMG's New York office for 26 years. He also led KPMG's real estate audit practice in New York and was a member of the firm's SEC Reviewing Partner's Committee. Mr. Isserman retired from KPMG in June 1995. A licensed New York state CPA, Mr. Isserman also serves as the chairman of the corporate compliance committee and a member of the audit committee for Federation Employment and Guidance Services, a social service agency in New York City.

Mr. Leventhal served as Chief of Staff to Mayor John Lindsay, Deputy Mayor to Mayor Ed Koch, and Transition Chairman for both Mayors David Dinkins and Michael Bloomberg. He currently chairs Mayor Bloomberg's Committee on Appointments and is a Commissioner on the New York City Planning Commission. In the not-for-profit sector, Mr. Leventhal served for 17 years as President of Lincoln Center for the Performing Arts, where he is now President Emeritus and Chairman of the Avery Fisher Artist Program. He currently serves on the boards of a number of equity and fixed income mutual funds managed by the Dreyfus Corporation, an investment advisor. Mr. Leventhal is a former partner of the law firm Poletti Freidin Prashker Feldman & Gartner.

Mr. Oresman was Executive Vice President and General Counsel of Paramount Communications, Inc., a publishing and entertainment company, from December 1983 until his retirement in March 1994. Prior to December 1983, Mr. Oresman was engaged in the practice of law as a partner of Simpson Thacher & Bartlett, where he is now Of Counsel.

Mr. Silverstein has been engaged in the practice of law at Silverstein and Mullens, a division of Buchanan Ingersoll & Rooney, in Washington, D.C., for over 40 years. Mr. Silverstein also serves as Vice President and Director of Tax Management, Inc., a wholly owned subsidiary of BNA, Inc., and a director of Chevy Chase FSB. He is a former Vice Chairman and currently an active honorary trustee of the John F. Kennedy Center for the Performing Arts, Past President of the Alliance Francaise of Washington, formerly President and currently a director of the National Symphony Orchestra Association, Treasurer of the Madison Council of the Library of Congress and President, French-American Cultural Foundation.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Meetings and Committees

In fiscal 2007, the Board of Directors held 11 meetings. All directors attended at least 75% of the meetings of the Board and of the committees on which they served.

The Board of Directors has three committees:

- Audit
- Compensation
- Nominating/Corporate Governance.

The members of the committees and their chairs are selected by the Nominating and Corporate Governance Committee and then appointed by the Board annually. Each committee is comprised entirely of independent directors in accordance with NYSE listing standards. Each committee operates under a written charter which is available at the Company's website at www.movadogroup.com by clicking on "Investor Center", "Corporate Governance", "Committee Composition" and then the name of the respective committee. Committee charters are also available in print upon the written request of any shareholder. A copy of the charter of the Audit Committee is attached to this proxy statement as Appendix "A". The current committee membership is as follows:

Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Donald Oresman *	Alan H. Howard *	Nathan Leventhal *
Alan H. Howard	Margaret Hayes Adame	Margaret Hayes Adame
Richard Isserman	Leonard L. Silverstein	Leonard L. Silverstein
	Donald Oresman	

* Committee Chair

Audit Committee

The Board of Directors believes that each member of the Audit Committee is an "audit committee financial expert" as defined under the rules adopted by the SEC and, therefore, has accounting or related financial expertise in accordance with the NYSE listing standards. The Audit Committee held four meetings in fiscal 2007.

The principal functions of the Audit Committee are to (i) appoint, approve the compensation of, terminate and oversee the work of the Company's independent auditors; (ii) approve in advance all audit and permissible non-audit services provided to the Company by independent auditors; (iii) review, in consultation with the Company's independent auditors, management and the Company's internal auditors, the Company's financial reporting process, including its internal controls; (iv) review with management and the Company's independent auditors, the Company's annual and quarterly financial statements before the same are publicly filed, and (v) report regularly to the Board with respect to any issues that arise concerning, among other things, the quality or integrity of the Company's financial statements, the performance of the internal audit function, the Company's compliance with legal requirements and the performance and independence of the Company's independent auditors.

Compensation Committee

The Compensation Committee held seven meetings in fiscal 2007. The principal functions of the Compensation Committee are to (i) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives and set the CEO's compensation level based on that evaluation; (ii) review and approve compensation levels for executive non-CEO officers and key employees of the Company; (iii) review significant employee benefit programs and (iv) establish and administer executive compensation programs, including bonus plans, stock option and other equity-based programs, deferred compensation plans and any other cash or stock incentive programs.

For additional information concerning the operation of the Compensation Committee, including the role of outside compensation consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Discussion and Analysis" below.

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee was at all times during fiscal year 2007 comprised entirely of independent directors who at no time were executive officers or employees of the Company. Mr. Silverstein, a member of the Committee, is a partner at the law firm of Silverstein & Mullens, a division of Buchanan Ingersoll & Rooney, P.C. That firm rendered legal services to the Company during fiscal 2007 for which it was paid $19,417. The Board of Directors determined that such relationship was immaterial. No executive officer of the Company has ever served as a member of the board of directors or compensation committee of any company whose executive officers include a member of the Board of Directors or the Compensation Committee.

Nominating/ Corporate Governance Committee

The Nominating/Corporate Governance Committee held two meetings in fiscal 2007. The principal functions of the Nominating/Corporate Governance Committee are to (i) identify individuals qualified to become directors, consistent with criteria approved by the Board, and recommend director candidates to the Board of Directors; (ii) develop and recommend corporate governance principles to the Board of Directors; (iii) oversee the adoption of a code of ethics for directors, officers and employees of the Company and assure that procedures are in place for disclosure of any waivers of that code for directors or executive officers; and (iv) facilitate an annual assessment of the performance of the Board and each of its committees.

Identifying and Evaluating Candidates for the Board

In considering possible candidates to serve on the Board of Directors, the Nominating/Corporate Governance Committee will take into account all appropriate qualifications, qualities and skills in the context of the current make-up of the Board and will consider the entirety of each candidate's credentials. In addition, the Nominating/Corporate Governance Committee will evaluate each nominee according to the following criteria: personal character, accomplishments, integrity, and reputation in the business community; knowledge of the industry in which the Company does business; sound business judgment; leadership ability and capacity for strategic thinking; experience working constructively with others; sufficient time to devote to Board matters; diversity of viewpoints and backgrounds and the absence of any conflict of interest that might interfere with performance as a director.

Shareholders may recommend director candidates for consideration by the Nominating/Corporate Governance Committee. To have a candidate considered by the Nominating/Corporate Governance Committee, a shareholder must submit the recommendation in writing and must include the following information:

- The name of the shareholder and evidence of the shareholder's ownership of Company stock, including the number and class of shares owned and the length of time of ownership; and

- The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company and the person's consent to be named as a director if nominated by the Board of Directors.

Each such recommendation must be sent to the Secretary of the Company at Movado Group, Inc., 650 From Road, Paramus, New Jersey 07652 and must be received within the time indicted above on page 3 under "*When are shareholder proposals due for consideration at next year's annual meeting*?". The Nominating/Corporate Governance Committee will evaluate shareholder recommended director candidates in the same manner as it evaluates director candidates identified by other means.

Corporate Governance Guidelines

The Company's Corporate Governance Guidelines and its Code of Business Conduct and Ethics are available on the Company's website at www.movadogroup.com by clicking on "Investor Center" and then "Corporate Governance". The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are also available in print upon the written request of any shareholder.

Director Independence

The listing standards of the NYSE require that a majority of the Board of Directors be independent. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board of Directors broadly considers all relevant facts and circumstances relative to independence and considers the issue not merely from the standpoint of the director, but also from the viewpoint of persons or organizations with which the director has an affiliation.
Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In accordance with the NYSE listing standards, the Board has adopted categorical standards of director independence that provide that none of the following relationships will be considered a material relationship that would impair a director's independence:

- A director who is a director, an executive officer or an employee, or whose immediate family member is a director, an executive officer or an employee, of a company that makes payments to, or receives payments from, the Company for goods or services in an amount which, in any single fiscal year, is less than the greater of $1,000,000 and 2% of such other company's consolidated gross revenues; or

- A director who serves, or whose immediate family member serves, as an executive, officer, director, trustee or employee of a charitable organization and the Company's discretionary charitable contributions to the organization are less than the greater of $1,000,000 and 2% of that organization's consolidated gross revenues.

The Board of Directors has determined that all of the members of the Board of Directors, with the exception of those three members who are employees of the Company (namely Messrs. E. Grinberg, G. Grinberg and R. Coté), representing a majority of the entire Board, are independent under the NYSE listing standards and satisfy the Company's categorical standards set forth above.

In addition, in accordance with the NYSE listing standards, the Board of Directors has determined that the Compensation Committee and Nominating/Corporate Governance Committee are composed entirely of independent directors. The Board of Directors has also determined that each member of the Audit Committee is independent under the applicable rules of the SEC and under the NYSE listing standards.

Executive Sessions of Non-Management Directors

The non-management directors hold regular executive sessions without management at least once each quarter. The chairman of the Nominating/Corporate Governance Committee is designated to chair these executive sessions under the Company's Corporate Governance Guidelines.

Communications with the Board of Directors

Shareholders may communicate directly with the full Board of Directors, the Audit Committee of the Board of Directors or any individual director by sending such communication in writing to the attention of the General Counsel of the Company, 650 From Road, Paramus, NJ 07652. Such communications should indicate to whom they are intended to be directed. All communications received that relate to accounting, internal accounting controls or auditing matters will be referred to the chairman of the Audit Committee unless the communication is otherwise addressed. Parties may communicate anonymously and/or confidentially if they desire. All communications received will be forwarded to the appropriate director or directors.

Director Attendance at Annual Meeting

The Company encourages all of the directors to attend each annual meeting of shareholders. To the extent reasonably practicable, the Company regularly schedules a meeting of the Board of Directors on the same day as the Annual Meeting of Shareholders. All members of the Board of Directors attended the 2006 Annual Meeting of Shareholders.

DIRECTOR COMPENSATION

No executive officer of the Company receives any additional compensation for serving on the Board of Directors. In fiscal 2007, we paid each director who was not an employee of the Company an annual retainer of $30,000. In addition, in fiscal 2007, we paid the Chair of the Audit Committee an annual fee of $10,000, and the Chairs of the Compensation and Nominating/Corporate Governance Committees an annual fee of $5,000 for service in these capacities. Each committee member was also paid $1,500 for each committee meeting attended, and we reimbursed reasonable out-of-pocket expenses incurred by directors in connection with attending meetings and performing other Board-related services for the Company in accordance with the same policies applicable to our employees generally.

Also in fiscal 2007, we granted each non-employee director a stock option to purchase 1,500 shares of Common Stock and a stock award for 750 shares of Common Stock under the Company's 1996 Stock Incentive Plan, as amended. The stock option and the stock award each vest on the one year anniversary of the grant date (May 31, 2006). The exercise price of each option is the fair market value of our Common Stock on the date of grant. The option expires ten years from the grant date.

The following chart shows the cash amounts and the value of other compensation paid to each non-employee director for their service in fiscal 2007:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards (1) ($) (c)	Option Awards (2) ($) (d)	Total ($) (h)
Margaret Hayes Adame	42,000	3,115	7,724	52,839
Alan H. Howard	51,500	3,115	7,724	62,339
Richard Isserman	36,000	3,115	7,724	46,839
Nathan Leventhal	36,500	3,115	7,724	47,339
Donald Oresman	56,500	3,115	7,724	67,339
Leonard L. Silverstein	42,000	3,115	7,724	52,839

(1) Amounts shown do not reflect compensation actually received by the director. Instead, the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended January 31, 2007 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payments," ("FAS 123(R)"). Each non-employee director was granted one stock award in fiscal 2007 for 750 shares of the Company's Common Stock, the grant date fair value of which, computed in accordance with FAS 123(R), disregarding the effect of forfeitures, is $9,795. At January 31, 2007 each non-employee director held no other stock awards except this one, unvested stock award.

(2) Amounts shown do not reflect compensation actually received by the director. Instead, the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended January 31, 2007 in accordance with the provisions of FAS 123(R) for grants made in fiscal 2006 and fiscal 2007. A discussion of the relevant assumptions made in the valuations may be found in Notes 1 and 13 to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007. Each non-employee director was awarded one stock option in fiscal 2007 to purchase 1,500 shares of the Company's Common Stock, the grant date fair value of which, calculated in accordance with FAS 123(R), disregarding the effect of forfeitures, is $14,018. At January 31, 2007, the non-employee directors held unexercised options to purchase Company Common Stock, whether or not vested, in the following amounts: Ms. Hayes Adame and Mssrs. Howard, Oresman and Silverstein: 15,000 shares each; and Mssrs. Isserman and Leventhal 3,000 shares each.

EXECUTIVE OFFICERS

For detailed information concerning Richard Coté, Gedalio Grinberg and Efraim Grinberg, see the listing for each under the heading "Election of Directors" above. The names of the other executive officers of the Company (and their respective ages as of the filing date of this report) are set forth below, together with the positions held by each during the past five years.

Name	Age	Position
Eugene J. Karpovich	61	Senior Vice President and Chief Financial Officer
Timothy F. Michno	50	Secretary and General Counsel

Mr. Karpovich joined the Company in 1998 as Chief Financial Officer for the Movado brand. From 2000 to 2001 he was Vice President, Financial Planning for the Company. He was promoted to Senior Vice President and Chief Financial Officer in October 2001. Before joining the Company, Mr. Karpovich had been the Chief Financial Officer of the watch company Wittnauer International, Inc., a subsidiary of Westinghouse Electric Corporation, Inc., where he was employed for 23 years.

Mr. Michno joined the Company in April 1992 and since then has served as its Secretary and General Counsel. He has been engaged in the practice of law since 1983. Immediately prior to joining the Company and since 1986, he was an associate at the New York firm of Chadbourne & Parke. From 1988 to 1991 he served as a resident outside counsel to Fortune Brands, Inc. (formerly known as American Brands, Inc.), a consumer products company.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Role of the Compensation Committee

The Compensation Committee of the Board of Directors (for purposes of this analysis, the "Committee") is responsible for reviewing and approving annually corporate goals relative to the compensation of the Company's Chief Executive Officer ("CEO"), evaluating the performance of the CEO against those goals and determining the CEO's compensation based on that evaluation. In addition, the Committee also reviews and approves the structure and levels of compensation for the Company's other executive officers and senior management; reviews and approves significant compensation programs generally; and reviews and administers the Company's 1996 Stock Incentive Plan which, as amended and restated, was approved by the shareholders in 2004. Throughout this proxy statement, the individuals who served as the Company's CEO or Chief Financial Officer during fiscal 2007, as well as the other individuals included in the Summary Compensation Table on page 20, are referred to as the "named executive officers".

Compensation Philosophy and Objectives

The compensation philosophy of the Company, as reflected in its compensation programs in effect during fiscal year 2007, is to attract, retain, motivate and appropriately reward a group of highly qualified individuals who are expected to contribute to the Company's continued success. The Committee believes that the most effective executive compensation programs are those designed to reward the achievement of specific annual and long-term strategic goals set by the Company. These programs closely link executives' interests with those of the Company's shareholders by rewarding performance meeting or exceeding the established goals, with the ultimate objective of enhancing shareholder value.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company's incentive-based annual cash compensation and incentive-based long-term equity compensation to motivate the named executive officers and the Company's other management level employees to achieve the business goals set by the Company and to appropriately reward those executives and managers for achieving such goals. To assist it in evaluating the competitiveness of the Company's executive compensation programs and in setting compensation for fiscal 2007, the Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook"), a nationally recognized executive compensation consulting firm, to conduct a review of the Company's compensation programs for the CEO and the other named executive officers and to analyze the Company's long-term equity incentive plans generally. FW Cook did not receive professional fees from the Company in fiscal 2007 other than in connection with advising the Committee on executive compensation matters.

FW Cook compared base salary levels, annual cash bonuses and long-term incentive awards paid to the CEO and the other named executive officers in fiscal 2005 and 2006 to data available from a peer group of publicly-traded consumer products companies of similar size in terms of revenue and market capitalization (collectively, the "<u>Compensation Peer Group</u>"). The Compensation Peer Group is periodically reviewed and updated by the Committee and consists of companies against which the Committee believes the Company competes for talent. The companies currently comprising the Compensation Peer Group are:

- Finlay Enterprises
- Fossil
- Guess?
- Hartmax
- Kenneth Cole
- K-Swiss
- Oakley
- Perry Ellis
- Steven Madden
- Tandy Brands Accessories

Recognizing that the Company competes with these and many other, larger companies for top executive-level talent, the Committee sets compensation for the CEO, the other named executive officers and the Company's executive management team generally no lower than the 50th percentile of compensation paid to similarly situated executives of the companies comprising the Compensation Peer Group. Variations to this objective may occur as dictated by Company performance, the experience level and performance of the individual and market factors. For example, for certain positions that are particularly important for the Company's ability to achieve its strategic goals and for which the competition for experienced, highly successful executives is especially acute, the Committee targets compensation as high as the 75th percentile.

In accordance with the Company's compensation philosophy, a significant percentage of total compensation is allocated to incentives. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Committee reviews all available information including that provided by FW Cook and other third party data gathered by the Company's Human Resources department to determine the appropriate level and mix of incentive compensation.

The Committee makes all compensation decisions in respect of the compensation awarded to the CEO. The CEO annually reviews the performance of the Chief Operating Officer ("COO") who in turn annually reviews the performance of each other named executive officer (with the exception of the Chairman of the Board). The CEO and COO present their conclusions and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, to the Committee. The Committee considers these recommendations with respect to the compensation of the other named executive officers and other senior executives and, subject to any applicable plan limitations, can exercise its discretion in modifying any recommended adjustments or awards to executives. The Committee also reviews total compensation earned by and awarded to such individual for the prior three years.

Fiscal 2007 Executive Compensation Components

For the fiscal year ended January 31, 2007, the principal components of compensation for the named executive officers were:

- base salary;
- performance-based annual cash compensation;
- long-term equity incentive compensation;
- retirement and other post-employment benefits; and
- perquisites and other benefits

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salaries for named executive officers are determined by the Committee for each individual in light of the Committee's assessment of the responsibilities relative to the position under consideration, as well as each individual's background, training, experience and by reference to the competitive marketplace for comparable talent. Annual increases in base salary levels, if warranted, are reviewed with reference to the individual's performance, the performance of the Company as a whole and the prevailing rate of increase in base salary levels generally in the competitive marketplace with respect to similar executive positions. During its review of base salaries for executives, the Committee primarily considers:

- market data provided by FW Cook and obtained from other third party sources;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

At its meeting on March 27, 2007, the Committee approved a recommendation by management not to increase the base salaries of the CEO, COO or the Chairman for fiscal 2008, and to increase by 4.0% and 9.1%, respectively, the base salary levels for Mr. Michno and Mr. Karpovich.

Performance-Based Annual Cash Compensation

The Company has two plans under which it provides its named executive officers, other executives and key management level employees annual performance-based opportunities for cash bonuses: the Movado Group, Inc. Executive Performance Plan (the "EPP") in which only the named executive officers participate (with the exception of the Chairman, who does not participate in any cash incentive plan), and the Annual Incentive Compensation Plan, in which the remaining bonus-eligible employees (except the named executive officers) participate. Both plans are designed to tie a significant portion of participants' annual cash compensation to the Company's annual financial performance.

Under the EPP and consistent with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), within 90 days after the beginning of each fiscal year the Committee establishes target and maximum cash incentive levels for the named executive officers that are expressed as a percentage of their respective base salaries. At the same time it sets cash incentive targets, the Committee also establishes an earnings per share objective that must be met before any cash incentive payments can be made under the EPP to any of the named executive officers.

For fiscal 2007, the Committee set the target cash incentive payments for each of the CEO and COO at 75% of their respective base salaries and set the target payments for Mr. Karpovich and for Mr. Michno at 50% and 30% of their respective base salaries. In addition, the Committee established the maximum cash incentives payable under the EPP to any of the named executive officers at 150% of their target cash incentive amounts. The EPP provides that total cash incentives payable thereunder to all the named executive officers in any year may not exceed $5 million. Please see the "Grants of Plan-Based Awards" table for the threshold, target and maximum cash incentive awards payable to each of the named executive officers in respect of fiscal 2007.

No cash incentives are paid to any of the named executive officers under the EPP unless the threshold earnings per share objective for the year, as determined by the Committee in or before each April, is achieved. If the Company achieves the earnings per share goal set by the Committee under the EPP, the Committee then assesses the Company's overall financial performance and the named executive officers' individual performance in exercising its discretion to determine the cash incentive actually paid to any of them under the EPP, which may not, in any event, exceed the maximum set at the beginning of the year.

To assess corporate performance for the fiscal year, the Committee considers the extent to which the Company met the criteria for funding the bonus pool under the Annual Incentive Compensation Plan and the other criteria for measuring corporate performance that are established as financial targets under the Annual Incentive Compensation Plan as part of the annual budgeting process and approved by the Committee at the beginning of each fiscal year.

In fiscal 2007, the Annual Incentive Compensation Plan provided for 100% funding of the bonus pool if the Company achieved specified earnings per share ("EPS") and return on capital employed ("ROCE") goals for the year. These two funding criteria, weighted 75% for EPS and 25% for ROCE, were aligned with the Company's financial objectives for the fiscal year and were set at levels that the Committee believed were reachable if strong results were achieved. If the EPS goal and the ROCE goal are both met, the bonus pool is 100% funded. If either goal is exceeded, bonus pool funding is increased up to a maximum of 150% of target funding, as illustrated in the following table.

Goal Achieved (%)	Pool Funding (%)
125	150
110	120
105	110
100	100

Unless the applicable funding goal is met, the Annual Incentive Compensation Plan provides that any funding of the bonus pool based on that goal is entirely within the discretion of the Committee.

If the bonus pool is funded, the Committee also considers the extent to which the other corporate objectives under the Annual Incentive Compensation Plan have been met in determining final cash incentive amounts, if any, to pay to each named executive officer under the EPP. The Committee has the discretion to decrease or eliminate, but not to increase, the maximum cash incentive payable to each named executive officer under the EPP. In fiscal

2007, the Committee approved the following corporate performance objectives under the Annual Incentive Compensation Plan.

- Net sales;
- Operating expenses;
- Gross margin (%);
- Net income;
- Operating cash flow; and
- Inventory and accounts receivable.

The Committee approved these measures and the level at which each was set to ensure an appropriate focus on growth and profitability consistent with the Company's strategic plan. Each measure was set at a level reflecting significant improvement over the corresponding financial results for the prior year and required the successful execution of a number of initiatives to increase efficiency, reduce costs and continue to grow sales in the Company's brands and business units. The degree of improvement varied by individual financial target. Certain targets were set at levels from 11% to 14 % above the prior year's results. The performance target for inventory and accounts receivable was set at a level flat with the prior year's achievement.

In fiscal 2007 the Company exceeded the earnings per share objective under the EPP and met both the EPS and ROCE goals for bonus pool funding under the Annual Incentive Compensation Plan. Therefore the bonus pool was funded at 100% of target. In addition, the Company met or exceeded substantially all of the other financial metrics under the Annual Incentive Compensation Plan for measuring corporate performance for the year. The named executive officers substantially achieved their individual performance objectives. Therefore the Committee approved the following bonus payments which are also shown in column (g) of the Summary Compensation Table on page 20.

Name	Target as % of base salary	Actual bonus as % of base salary	% of Target	Amount Earned ($)
Efraim Grinberg	75	71.25	95	675,000
Richard Cote	75	71.25	95	410,000
Eugene Karpovich	50	47.50	95	131,000
Timothy Michno	30	30.00	100	90,000

In March 2007, the Committee approved the earnings per share objective and the cash incentive targets under the EPP, and the EPS and ROCE goals for bonus pool funding and the other performance criteria under the Annual Incentive Compensation Plan for fiscal 2008. The Committee retained the same 75%/25% weighting of the EPS and ROCE goals and substantially the same additional measures of corporate performance because it believes that those objectives and the relative significance given to each of them are the most effective way to focus the executive officers and key management of the Company to achieve specific financial results linked most closely with increasing shareholder value. The target levels at which the corporate performance goals were set for fiscal 2008 again reflect significant improvement in both growth and profitability, with certain targets representing an improvement of from approximately 7.0 % to 13.5 % compared to actual performance for fiscal 2007.

Long-Term Equity Incentive Compensation

Stock Incentive Plan

Stock ownership is a key element of the Company's compensation program. Under the Company's 1996 Stock Incentive Plan, which was amended, restated and approved by the shareholders in 2004 (the "SIP"), the Committee generally makes long term equity grants to executive officers and senior and mid-level management employees at its regularly scheduled meeting each March. Beginning in fiscal 2008, the Committee has determined to make all such grants at its first regular meeting held approximately 30 days after the release of the Company's fourth quarter and year-end earnings.

Under the SIP, the Committee may grant participants shares of the Company's Common Stock, restricted stock, share units, stock options, stock appreciation rights, performance units and/or performance bonuses. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate. Most grants under the SIP were in the form of stock options until March 2003. At that time, the Committee decided to utilize primarily stock awards for most grants and to use stock options primarily for grants to certain newly hired and/or newly promoted employees and to the CEO and the COO. The Committee believes that for the CEO and the COO stock options are an effective means to closely tie individual performance directly to that of the Company's stock price since the options (unlike stock awards which will have some value upon vesting even if the price of the Company's stock has declined since the date of grant) will have no value unless the Company's share price has increased from the date of grant. Option grants to the CEO and COO last year are reflected on the Summary Compensation table on page 20 and the Grants of Plan Based Awards table on page 22. Newly hired and promoted employees who receive options are granted them by the Committee either prospectively, effective on the specified date of their hire or the date of their promotion, or after their hiring or promotion on the next regularly scheduled meeting date of the Committee.

The Committee grants stock awards and stock options based on market data obtained by FW Cook and the Company's Human Resources department. Award levels vary among participants and generally reflect the position held by the grantee, contributions made by the person in the prior fiscal year as well as expectations of future contributions. For certain newly hired employees, the Committee may also take into account any equity compensation that the individual is forfeiting from his or her former position in determining equity grant amounts. Both option and stock grants are designed to retain executive officers and management level employees by generally vesting either entirely on the third anniversary of the grant date (in the case of stock awards) or incrementally over three years from the grant date (in the case of options). Options and stock awards also encourage recipients to focus on enhancing shareholder value over the long term by directly aligning the grantee's financial interests with the interests of the Company's shareholders. All options granted under the SIP have an exercise price equal to or greater than the fair market value of the Company's common stock on the grant date.

Last year, as part of its engagement by the Committee to review and make recommendations with respect to the Company's long-term incentive grant practices, FW Cook supported management's recommendation to replace the use of time-vesting restricted stock for the Company's senior executives with performance awards. Accordingly, the Committee limited the grant of annual stock awards at its regular March 2006 meeting to the Company's middle management and did not make any equity grants to executives at that time. After consideration of the issue and the recommendations made by FW Cook and review of a proposed long-term incentive plan, the Committee adopted in May 2006 a long-term equity incentive program under the SIP.

Long-Term Incentive Plan

Under the Executive Long-Term Incentive Plan (the "LTIP") adopted by the Committee on May 31, 2006, key employees of the Company (currently approximately 40 executives worldwide) were granted "Performance Share Units" by the Committee for the three-year performance period ending January 31, 2009. Each Performance Share Unit represents the right to receive a share of Common Stock if the predetermined performance goal is satisfied in the applicable three-year period ("Award Period"). Under the LTIP, Performance Share Units vest based upon the Company's achievement of a specified operating margin (calculated as operating profit ÷ net sales) for the final fiscal year in the Award Period (the "Performance Goal"). The Committee established operating margin as the performance goal to support the Company's strategic plan of increasing profitability. At its meeting on April 30, 2007, the Committee granted Performance Share Units to the named executive officers and certain other key employees and established the Performance Goal for the Award Period ending January 31, 2010.

The objectives of the LTIP are to:

- Link compensation directly to the achievement of specific corporate goals, namely improvement of operating margin;
- Utilize best competitive practices in executive compensation to attract, retain and motivate key employees; and
- Enhance the connection between the Company's operating performance, creation of shareholder value and long-term executive compensation.

The actual number of shares of Common Stock earned by a participant is based on the Company's actual performance at the end of the Award Period relative to the Performance Goal and can range from 0% to 150% of the target award. No participant receives any Performance Share Units unless at least 89.5% of the Performance Goal (threshold performance) is achieved. Depending on the extent to which the Performance Goal is achieved, up to 50% of the shares of Common Stock equal to the target Award will be distributed within 75 days after the completion of the Award Period and the remainder of the earned shares will be distributed on the second anniversary of the completion of the Award Period. Participants must be employed at the completion of the Award Period to receive any shares. The amount deferred to the second anniversary is subject to forfeiture only in the event of the participant's voluntary resignation or termination of the participant's employment for cause. A pro-rata payout will be made for "retirement" (as defined in the LTIP), permanent disability (as determined by the Committee) or death occurring during the Award Period based on actual performance at the end of the Award Period.

For further discussion of dividend rights and vesting of the Performance Share Units in the event of a change in control, see the discussion following the Grants of Plan-Based Awards table below. LTIP grants to the named executive officers in fiscal 2007 are reflected in the Summary Compensation table on page 20 and the Grants of Plan-Based Awards table on page 22.

Retirement and Post Employment Benefits

401(k) Plan

All employees in the United States including the named executive officers are eligible to participate in the Company's Employee Savings and Investment Plan ("401(k) Plan"). In addition, the named executive officers as well as certain other executives selected by the Committee are eligible to participate in the Deferred Compensation Plan for Executives.

Deferred Compensation Plan

The Company's Deferred Compensation Plan for Executives ("DCP") was originally adopted effective June 1, 1995, and was approved by the Company's shareholders on June 14, 1996. It was amended most recently at the annual shareholders meeting in 2004 to extend its term through June 17, 2014. The plan is designed to offer retirement benefits to the named executive officers, senior management and key employees, consistent with overall market practices to attract and retain the talent needed in the Company. Under the DCP, participants may defer up to 10% of their base salary annually and the Company will credit to the account of each participant a matching contribution in an amount equal to one hundred percent of the salary deferral up to a maximum match equal to either 10% (for "group I" participants) or 5% (for "group II" participants) of the participant's base salary. Twenty percent of the Company's matching contribution is in the form of rights to Common Stock vesting ratably in annual installments over five years. Participants may direct the investment of amounts in their accounts (other than rights to Common Stock) among investment funds that are made available to them under the plan. Those funds and their returns for calendar year 2006 are shown on page 25 under NONQUALIFIED DEFERRED COMPENSATION.

Further information regarding the participation by the named executive officers in the DCP is discussed in further detail under the heading NONQUALIFIED DEFERRED COMPENSATION on page 24.

Severance Agreements

The Company has severance agreements with Mr. Coté, Mr. Karpovich and Mr. Michno. Under the agreement with Mr. Coté, he will continue to be paid his then current base salary for 24 months after the termination of his employment following a change in control unless termination was by the Company for cause (or as a result of his death or disability) or was voluntary by Mr. Coté without good reason. Under their agreements, Mr. Karpovich and Mr. Michno will each continue to be paid their then current base salary plus costs for COBRA coverage for up to 12 months if the Company terminates their employment without cause. For a detailed description of the agreements between the Company and each of Mr. Coté, Mr. Karpovich and Mr. Michno, please refer to the discussion under the heading "Severance Agreements" on page 26.

Perquisites and Other Benefits

As part of providing a competitive executive compensation program, the Company provides the CEO, COO and Chairman of the Board with certain perquisites that the Company and the Committee believe are reasonable and consistent with its overall compensation program. The Committee reviews annually the levels of perquisites provided to these named executive officers.

The Company reimburses the CEO and COO for certain automobile related expenses incurred by them in connection with their commuting to the Company's offices and pays directly for similar commuting expenses for the Chairman of the Board, including the cost of a driver on an as-needed basis.

The Company has purchased life insurance policies insuring both the CEO and the Chairman of the Board and pays the premiums for that insurance. Under this arrangement, the named insureds are entitled to the cash surrender value in respect of these life insurance policies and their respective beneficiaries are entitled to the applicable death benefits without, in either event, reimbursement to the Company.

Under a Death and Disability Benefit Plan agreement with Mr. G. Grinberg, dated September 23, 1994, in the event of Mr. G. Grinberg's death or disability while employed by the Company, the Company will pay to his spouse, if she is then living, an annual benefit equal, as of fiscal 2007, to $380,474 (increased October 1 each year by an amount equal to two percent of the benefit that would have been payable in the prior year). Benefits are payable for the lesser of 10 years or the life of Mr. G. Grinberg's spouse, and are payable only from the general assets of the Company. Neither Mr. G. Grinberg nor his spouse may assign the agreement or any of the benefits payable thereunder and none of the benefits are payable to the estates or any of the heirs of Mr. G. Grinberg or his spouse. The agreement provides that it automatically terminates in the event of the termination of Mr. G. Grinberg's employment with the Company for any reason other than his death or disability. For purposes of the agreement "disability" means the inability of Mr. G. Grinberg to perform the duties pertaining to his job because of accident, sickness or other illness as determined by a majority of disinterested directors.

Attributed costs of the perquisites described above for the named executive officers for the fiscal year ended January 31, 2007, are included in column (i) of the Summary Compensation Table on page 20.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans are generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that may not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

Nonqualified Deferred Compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, the Company believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R). The Committee considers the expense implications of the equity compensation awards in determining the aggregate annual award levels.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended January 31, 2007.

THE COMPENSATION COMMITTEE

Alan H. Howard, Chairman	Donald Oresman
Margaret Hayes Adame	Leonard L. Silverstein

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth information about the compensation paid in respect of fiscal 2007 by the Company to the CEO, the Chief Financial Officer (the "CFO") and the three other most highly compensated executive officers of the Company (the "named executive officers").

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	**Year**	**Salary ($)(1)**	**Bonus ($)**	**Stock Awards ($)(2)**	**Option Awards ($) (2)**	**Non-Equity Incentive Plan Compensation ($)(3)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation ($)**	**Total ($)**
Efraim Grinberg, President and Chief Executive Officer	2007	941,346	-	97,013	342,989	675,000	-	148,588 (4)	2,204,936
Eugene J. Karpovich Senior Vice President, Chief Financial Officer	2007	270,674	-	65,854	19,530	131,000	-	22,500 (5)	509,558
Gedalio Grinberg, Chairman of the Board	2007	650,000	-	0	0	0	-	492,625 (6)	1,142,625
Richard Coté, Executive Vice President, Chief Operating Officer	2007	566,346	-	231,893	178,750	410,000	-	70,501 (7)	1,457,490
Timothy F. Michno Secretary and General Counsel	2007	295,672	-	23,435	26,040	90,000	-	23,150 (8)	458,297

(1) Salary amounts include amounts deferred at the election of the executive under the Company's DCP and under the 401(k) plan. Amounts deferred to the DCP are also shown in the Nonqualified Deferred Compensation table.

(2) Amounts shown do not reflect compensation actually received by the named executive officers. Instead the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended January 31, 2007 in accordance with the provisions of FAS 123(R), but excluding any estimate of future forfeitures and reflecting the effect of any actual forfeitures. These compensation costs reflect equity awards granted in and prior to fiscal year 2007. See Notes 1 and 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007 regarding the assumptions underlying the valuation of equity awards.

(3) Annual incentive payments for the named executive officers under the EPP based on the Company's performance in fiscal 2007. See "Compensation Discussion and Analysis – Performance-Based Annual Cash Compensation" on page 15.

(4) Includes a taxable car allowance and automobile insurance reimbursement of $22,129 and reimbursement of automobile fuel expenses. Includes $30,454 for premiums paid in respect of certain life insurance policies purchased for Mr. E. Grinberg by the Company. Under his arrangement with the Company, Mr. E. Grinberg is entitled to the cash surrender value in respect of certain of these life insurance policies and his beneficiaries are entitled to the applicable benefit without, in either event, reimbursement to the Company of any premiums paid by the Company under such policies. Also includes a $3,400 matching contribution made by the Company for the account of Mr. E. Grinberg under the Company's 401(k) Plan and a matching cash contribution of $72,000 and a non-cash contribution of 723 phantom stock units valued at $18,000 (based on the closing prices of the Company's Common Stock on the grant dates) for fiscal 2007 to his account under the DCP. These matching contributions under the DCP are included in the Nonqualified Deferred Compensation table, below.

(5) Includes a taxable car allowance of $6,600. Also includes a $3,400 matching contribution made by the Company for the account of Mr. Karpovich under the Company's 401(k) Plan and a matching cash contribution of $10,000 and a non-cash contribution of 100.57 phantom stock units valued at $2,458 (based on the closing prices of the Company's Common Stock on the grant dates) for fiscal 2007 to his account under the DCP. These matching contributions under the DCP are included in the Nonqualified Deferred Compensation table, below.

(6) Includes $73,510 in payments made by the Company for the lease, garaging, insurance and maintenance of an automobile and charges for a driver. Of that amount, $63,933 was taxable to Mr. G. Grinberg in calendar year 2006. Also includes $200,715 in premiums paid in respect of certain life insurance policies and one travel accident policy purchased for Mr. G. Grinberg by the Company. Under his arrangement with the Company, Mr. G. Grinberg is entitled to the cash surrender value under these policies and his beneficiary is entitled to the applicable benefit without, in either event, reimbursement to the Company of any premiums paid by the Company under such policies. Also includes a $3,400 matching contribution made by the Company for the account of Mr. G. Grinberg under the Company's 401(k) Plan and a matching cash contribution of $52,000 and a non-cash contribution of 521.190 phantom stock units valued at $13,000 (based on the closing prices of the Company's Common Stock on the grant dates) made by the Company for fiscal 2007 to Mr. G. Grinberg's account pursuant to the DCP. These matching contributions under the DCP are included in the Nonqualified Deferred Compensation table, below. Also includes $150,000 accrued by the Company in respect of a Death and Disability Benefit Plan agreement with Mr. G. Grinberg. See "Certain Relationships and Related Transactions" below.

(7) Includes a taxable car allowance and automobile insurance reimbursement of $12,787 and reimbursement of automobile fuel expenses. Also includes a $3,400 matching contribution made by the Company for the account of Mr. Coté under the Company's 401(k) Plan and a matching cash contribution of $42,000 and a non-cash contribution of 422.33 phantom stock units valued at $10,500 (based on the closing prices of the Company's Common Stock on the grant dates) for fiscal 2007 to his account under the DCP. These matching contributions under the DCP are included in the Nonqualified Deferred Compensation table, below.

(8) Includes a taxable car allowance of $6,000. Also includes a $3,400 matching contribution made by the Company for the account of Mr. Michno under the Company's 401(k) Plan and a matching cash contribution of $11,000 and a non-cash contribution of 107.68 phantom stock units valued at $2750 (based on the closing prices of the Company's Common Stock on the grant dates) for fiscal 2007 to his account under the DCP. These matching contributions under the DCP are included in the Nonqualified Deferred Compensation table, below.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimate Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Closing Market Price on Date of Grant ($/sh) (3)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)		(l)
		Threshold ($) (1)	Target ($) (1)	Maximum ($) (1)	Threshold ($) (2)	Target ($) (2)	Maximum ($) (2)				
Efraim		0	712,500	1,068,750							
Grinberg	05/31/06				15,000	30,000	45,000				545,700
	05/31/06							50,000	18.41	18.69	326,500
Eugene		0	137,500	206,250							
Karpovich	05/31/06				3,000	6,000	9,000				109,140
Gedalio Grinberg (4)	-	-	-	-	-	-	-	-	-	-	-
Richard		0	431,250	646,875							
Coté	05/31/06				11,250	22,500	33,750				409,275
	05/31/06							30,000	18.41	18.69	195,900
Timothy		0	90,000	120,000							
Michno	05/31/06				1,000	2,000	3,000				36,380

(1) Includes annual cash incentive opportunities for the named executive officers in fiscal 2007 under the Company's EPP. See "Compensation Discussion and Analysis – Fiscal 2007 Executive Compensation Components – Performance Based Annual Cash Compensation" on page 15.

(2) Reflects Performance Share Units, each of which represents the right to receive a share of Common Stock if the predetermined performance goal under the Company's LTIP is met in fiscal 2009. The LTIP is discussed on page 17 under "Compensation Discussion and Analysis – Fiscal 2007 Executive Compensation Components – Long-Term Equity Incentive Compensation". See also the discussion following this table for more information regarding the Performance Share Units

(3) All stock options granted under the Company's SIP have an exercise price equal to or greater than the fair market value of the Company's Common Stock on the grant date. Prior to December 5, 2006, the SIP defined "fair market value" on any date as the mean between the highest and lowest sale prices of the Company's Common Stock as reported on the NYSE on the last business day immediately prior to that date. The Board of Directors amended this definition on December 5, 2006 so that "fair market value" now means the closing price of the Company's Common Stock on the grant date. The options granted to Mr. E. Grinberg and to Mr. Cote in fiscal 2006 vest in equal increments over three years beginning on the first anniversary of the grant date and expire on the tenth anniversary of the grant date.

(4) Mr. G. Grinberg was not a participant in any of the Company's incentive plans in fiscal 2007.

Each Performance Share Unit, reflected in columns (f), (g) and (h) in the Grants of Plan-Based Awards table above, is credited with dividend equivalents equal to the dividends paid on one share of Common Stock during the three-year Award Period and the subsequent two-year mandatory deferral period. Dividend equivalents are in the form of phantom stock units, with each unit representing one share of Common Stock. The number of shares of Common Stock underlying the phantom stock units will be distributed at the same time as the distribution of earned shares in respect of the Performance Share Units.

Upon the occurrence of a "Change in Control" (as defined in the SIP), all or a portion of the Performance Share Units awarded will be converted on a one-for-one basis to time-based phantom stock units without pro-ration based on the chart below, vesting at the end of the Award Period. Upon vesting, one share of

Common Stock will be distributed for each phantom stock unit not previously forfeited. The number of Performance Share Units that are converted into time-based phantom stock units depends on the time during an Award Period when the Change in Control occurs as follows:

Time of the Change in Control	Shares Converted Based on:
Months 1 through 12	Threshold performance (89.5%)
Months 13 through 24	Target performance (100%)
Months 25 through 36	Actual performance to date

If a participant's employment is terminated without cause within 24 months after the Change in Control, any unvested phantom stock units will become immediately vested and payable. Any Performance Share Units not converted will be forfeited.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that HaveNot Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Efraim Grinberg	100,000 100,000 303,898 94,962 177,542 33,334	66,666 50,000	-	14.87 12.00 15.02 15.57 18.48 18.34 18.41	5/19/08 3/30/09 3/16/11 3/16/11 3/16/11 3/22/15 5/31/16	-	-	15,000	430,500
Eugene Karpovich	14,000 15,000 1,312 1,974 3,233 706	15,000	-	9.73 12.50 11.92 14.36 18.48 18.48 14.05	3/11/12 3/11/12 3/16/11 3/16/11 3/16/11 3/16/11 8/27/14	7,500	215,250	3,000	86,100
Richard Coté	400,000 60,000 173,882 16,667	33,333 30,000	-	10.50 4.25 15.57 18.34 18.41	1/06/10 5/17/10 3/16/11 3/22/15 5/31/16	30,000	861,000	11,250	322,875
Gedalio Grinberg	-	-	-	-	-	-	-	-	-
Timothy Michno	0	20,000	-	14.05	8/27/14	2,780	79,786	1,000	28,700

(1) Mr. E. Grinberg's remaining unvested option to purchase 66,666 shares of Common Stock will become exercisable with respect to 33,333 shares on March 22, 2007 and 33,333 shares on March 22, 2008. His unvested option to purchase 50,000 shares of Common Stock becomes exercisable with respect to 16,667 shares on May 31, 2007; 16,667 shares on May 31, 2008, and 16,666 shares on May 31, 2009. Mr. Karpovich's unvested option to purchase 15,000 shares of Common Stock becomes exercisable with respect to 5,000 shares on each August 27 in 2007, 2008 and 2009. Mr. Coté's remaining unvested option

to purchase 33,333 shares of Common Stock becomes exercisable with respect to 16,667 shares on March 22, 2007 and 16,666 on March 22, 2008. Mr. Michno's unvested option to purchase 20,000 shares of Common Stock becomes exercisable with respect to 6,667 shares on August 27, 2007, 6,667 shares on August 27, 2008 and 6,666 shares on August 27 2009.

(2) Represents unvested stock awards granted under the Company's Stock Incentive Plan which is discussed on page 16 under "Compensation Discussion and Analysis – Fiscal 2007 Executive Compensation Components – Long-Term Equity Incentive Compensation". The awards vest on April 8, 2007 and April 8, 2008 as follows:

Name	April 8, 2007	April 8, 2008
Mr. Karpovich	4,000 shares	3,500 shares
Mr. Coté	20,000 shares	10,000 shares
Mr. Michno	1,580 shares	1,200 shares

(3) Reflects Performance Share Units, each of which represents the right to receive a share of Common Stock if the predetermined performance goal under the Company's Long-Term Incentive Plan is met in fiscal 2009. The Long-Term Incentive Plan is discussed on page 17 under "Compensation Discussion and Analysis – Fiscal 2007 Executive Compensation Components – Long-Term Equity Incentive Compensation". If the performance goal is met, shares of Common Stock equal to one-half of the number of Performance Share Units earned will be issued within 75 days after January 31, 2009; and shares of Common Stock equal to the remaining number of Performance Share Units earned will be issued on January 31, 2011 unless, before that date, the award recipient has voluntarily resigned or his employment has been terminated for cause.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2007

	Option Awards		Stock Awards	
(a)	(b)	(c)	(d)	(e)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Efraim Grinberg	75,000	1,246,500	0	0
Eugene Karpovich	14,000	177,000	7,000	137,690
Gedalio Grinberg	0	0	0	0
Richard Coté	0	0	0	0
Timothy Michno	0	0	2,400	47,208

(1) For Mr. E. Grinberg this amount represents the difference between the market price of the Common Stock on the date of option exercise and the exercise price of the option. For Mr. Karpovich who sold the 14,000 shares immediately upon acquiring them this amount represents the difference between the sale price of the shares and the exercise price of the options.

(2) Values represent the mathematical product resulting from multiplying the number of shares vesting by the market price of the shares on the vesting date.

NONQUALIFIED DEFERRED COMPENSATION

Under the Company's DCP, participants may defer up to 10% of their base salary annually and the Company will credit to the account of each participant a matching contribution in an amount equal to the salary deferral, up to a maximum match of either 10% or 5% of the participant's base salary (depending on whether the participant is included in group I or group II). Of the named executive officers, Mr. E. Grinberg, Mr. G. Grinberg and Mr. Coté are in group I and Mr. Karpovich and Mr. Michno are in group II. Deferral elections must be made no later than December 31 of the year before the year in which the salary will be deferred. Twenty percent of the Company's matching contribution is made in the form of rights to the Company's Common Stock representing the number of shares (including fractional shares) of Common Stock that the matching contribution could purchase based upon the New York Stock Exchange's closing price of the stock on the date when the matching contribution is made. Matching contributions are made on the last business day of each calendar quarter. Participants may direct the investment of amounts in their accounts (other than rights to Common Stock) among investment funds that are made available to them under the plan. The table below shows the funds available under the DCP and their annual rate of return for calendar 2006 as reported by the plan administrator.

Name of Fund	Rate of Return (%)
Fidelity Advisor Treasury	4.37
Evergreen Adjustable Rate A	4.45
Pioneer High Yield A	10.60
Oppenheimer Balanced N	9.82
Fidelity Advisor Equity Income T	16.83
Oppenheimer Main Street N	14.56
American Funds Growth Fund of America R3	10.62
Fidelity Advisor Value Strategies T	15.62
Baron Small Cap	11.83
First Eagle Overseas A	22.29
Oppenheimer Global Opportunities	10.65

A participant's salary deferrals and any earnings on those deferrals are immediately vested. Company matching contributions and any discretionary contributions vest at the rate of 20% per year as long as the participant remains employed by the Company. A participant who attains the age of 65 or whose employment terminates due to death or disability automatically vests in all amounts in such participant's account. A participant whose employment terminates for other reasons forfeits unvested amounts. If there is a "change in control" (as defined in the DCP) of the Company, all amounts attributable to matching contributions (but not discretionary Company contributions) become fully vested on the date of such change in control.

Distributions from the DCP commence in the January following termination of the participant's employment, unless such termination was less than six months before January 1, in which case distributions commence the next following January 1. Benefits, including shares of Company Common Stock, are paid in 10 annual installments unless (i) the Company determines to pay the benefits in a lump sum or (ii) a participant who is a former employee provides services to a competitor within two years following termination of employment, in which case all remaining benefits will be paid to the participant in a lump sum. Rights to Common Stock are distributed by the Company issuing to the participant or to his or her beneficiary the number of shares of Common Stock equal to the number of full shares then credited in such participant's account. Any credited dividend amounts and any fractional shares are paid in cash.

The following table shows the deferrals made by the named executive officers and the contributions made by the Company under the DCP in fiscal 2007.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2007

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last FY ($ (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Efraim Grinberg	90,000	90,000	364,009	0	2,680,922
Eugene Karpovich	12,500	12,500	26,073	0	227,274
Gedalio Grinberg	65,000	65,000	487,893	0	3,250,975
Richard Coté	52,500	52,500	332,735	0	2,645,937
Timothy Michno	13,750	13,750	45,521	0	347,602

(1) The amounts reported in this column are also reported as compensation to the named executive officer in column (i) of the Summary Compensation table on page 20.

(2) The Company's matching contribution to each named executive officer consisted of cash and phantom stock units, each representing the right to one share of Common Stock, in the amounts and values as follows. Share values are based on the closing prices of the Common Stock on the grant dates.

Name	Cash Contribution ($)	Non-Cash Contribution (# share units)	Value of Share Units ($)
Efraim Grinberg	72,000	723.00	18,000
Eugene Karpovich	10,000	100.57	2,500
Gedalio Grinberg	52,000	521.19	13,000
Richard Cote	42,000	422.33	10,500
Timothy Michno	11,000	107.68	2,750

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

None of the named executive officers have employment agreements. The Company has entered into severance agreements with Mr. Coté, Mr. Karpovich and Mr. Michno which are described below. In addition, the DCP and the SIP provide for accelerated vesting, respectively, of Company matching contributions and of equity compensation (stock options and stock awards) in the event of a change in control. The SIP also provides for accelerated vesting of equity awards in the event of a participant's death, disability or retirement.

Severance Agreements

Mr. Coté's agreement provides for the continuation of his then applicable annual base salary, paid bi-weekly for 24 months following the termination of his employment within two years after a change in control. (defined as the acquisition by a person or group of more than 50% of the combined aggregate voting power represented by the Company's then outstanding shares; or certain mergers and asset sales; or a liquidation or dissolution), except that nothing is due if his termination is because of his death or disability, or is by the Company for cause or is by Mr. Coté other than because of an "adverse change" in the conditions of his employment. Mr. Cote's agreement defines such an adverse change as any of the following by the Company:

- altering his duties or responsibilities so that his position becomes one of substantially less importance, dignity or scope;
- reducing his base salary;
- discontinuing his participation in any compensation or benefit plan in which (and on at least as favorable a basis as) he was participating before the change in control or barring him from participating in any other plan that may be adopted in which other key employees are entitled to participate;
- requiring that he be based more than 50 miles from the principal office location where he worked before the change in control.

"Cause" is defined as gross negligence or willful misconduct that has resulted in or is likely to result in material economic damage to the Company. The agreement also obligates Mr. Coté to keep confidential and to not use any confidential information pertaining to the Company obtained by him in the course of his employment.

If there had been a change in control of the Company on January 31, 2007 and Mr. Coté's employment had been terminated immediately thereafter by the Company without cause then he would have been entitled to the continuation of his then current annual base salary of $575,000 paid in bi-weekly installments through January 31, 2009.

Mr. Karpovich and Mr. Michno each have a severance agreement with the Company providing that, although each is employed at will, he will be entitled to receive severance payments in the form of salary continuation upon termination of his employment by the Company without cause. For this purpose, "cause" is defined as conviction of a felony, the knowing violation of a material Company policy, the failure to perform any material obligation owed to the Company or the gross negligence in the performance of duties or breach of fiduciary duty as determined by the CEO. The severance payments will be paid for 12 months after termination, in bi-weekly installments. The employee will also be entitled to post-termination medical benefit coverage continuation under COBRA for the 12 month severance period or, if shorter, until becoming eligible for Medicare or accepting employment with another employer which provides medical benefits. The agreements also contain a non-competition clause which proscribes employment in the watch or jewelry industry for six months after termination of employment with the Company, a twelve month non-solicitation clause and a confidentiality provision. If the Company had terminated the employment of Mr. Karpovich and Mr, Michno without cause on January 31, 2007 then they would have been entitled to receive, respectively, $275,000 and $300,000 in severance paid in bi-weekly installments through January 31, 2008. Each of them also would have been entitled to maximum COBRA benefits valued at $14,282, representing total maximum COBRA payments the Company would be obligated to make for each of them through January 31, 2008.

Change in Control

In the event of a change in control of the Company, all unvested matching contributions under the DCP and all unvested options and time-vesting stock awards then outstanding under the SIP immediately vest. Both plans have similar definitions for what is considered a "change in control" including:

- (under both plans) dissolution or liquidation of the Company;
- (under both plans) sale of substantially all of the Company's assets;
- a change in the composition of the Board of Directors such that: (under the SIP) individuals who were on the Board of Directors on April 8, 2004 (or their successors who were approved by at least two-thirds of the directors then on the Board) cease to constitute a majority; or (under the DCP) individuals who were on the Board on July 1, 2002 (or their successors who were approved by at least two-thirds of the directors then on the Board) cease to constitute at least two-thirds of the members of the Board;
- a merger, consolidation or reorganization unless:
    - shareholders in the Company immediately before any such transaction control at least 50% (under the SIP) or 70% (under the DCP) of the total voting power in the resulting corporation immediately after any such transaction; and
    - no person (meaning an individual, entity or group acting in concert) acquires (under the SIP) at least 20% of the voting power or (under the DCP) at least 30% of the voting power in the resulting corporation (unless, under the DCP, such person had 20% or more of the voting power before the transaction); and
    - a majority (under the SIP) or at least two-thirds (under the DCP) of the members of the Board after the transaction were members of the Board immediately before the transaction; and
- the acquisition by any person (with certain exceptions) of 20% or more of the combined voting power of the Company's outstanding voting securities (or, under the DCP, the commencement of a tender offer for such securities).

Under the Company's Long-Term Incentive Plan ,which was adopted by the Compensation Committee under the SIP and is discussed at page 17 under "Compensation Discussion and Analysis – Fiscal 2007 Executive Compensation Components – Long-Term Equity Incentive Compensation" and at page 22 following the Grants of Plan-Based Awards table, Performance Share Units do not become immediately vested upon a change in control but, instead, convert one for one into time-vesting phantom stock units (without pro-ration) which vest at the end of the applicable Award Period. Upon vesting, one share of Common Stock is distributed for each phantom stock unit not previously forfeited.

The following table shows the value of accelerated vesting of stock options and stock awards under the SIP and of Company contributions under the DCP that would have been provided to the named executive officers in the event that a change in control of the Company had occurred immediately after the close of business on January 31, 2007.

Vesting Upon Change in Control With or Without Termination of Employment			
Name	Early Vesting of Deferred Compensation Plan ($)	Early Vesting of Stock Options ($) (1)	Early Vesting of Stock Awards ($) (2)
Efraim Grinberg	226,759	1,205,160	0
Eugene Karpovich	30,722	219,750	215,250
Gedalio Grinberg	0	0	0
Richard Cote	131,645	654,030	861,000
Timothy Michno	31,571	293,000	79,786

(1) The value of early vesting of stock options was determined as the amount by which $28.70/share (which was the closing price of the Company's Common Stock as reported on the NYSE on January 31, 2007) exceeded the exercise price of such options.

(2) The value of early vesting of stock awards was determined based on a value of $28.70/share (which was the closing price of the Company's Common Stock as reported on the NYSE on January 31, 2007).

Death or Disability; Retirement

If any of the named executive officers had died, become permanently disabled or retired on January 31, 2007, their unvested stock options and stock awards would have immediately vested on that date. Under the SIP, retirement as a trigger to immediate vesting may occur either when an employee reaches the age of 65 or upon reaching the age of 55 provided, in that case, the employee has been employed continuously by the Company for at least 10 years and the Compensation Committee approves. As part of its approval, the Compensation Committee may impose any conditions as it deems to be appropriate which are not inconsistent with the express terms of the SIP, including covenants dealing with non-competition, non-disparagement, non-solicitation and confidentiality. The values of such early vesting are shown in the table above under the columns "Early Vesting of Stock Options" and "Early Vesting of Stock Awards".

Under the Long Term Incentive Plan, in the event of a participant's death, permanent disability or retirement during any Award Period, his or her award is only determined at the end of that Award Period based on actual performance and will be prorated based on the time employed during the Award Period. After the prorated award is determined, it will be paid out within 75 days after the end of the Award Period. The definition of retirement under the Long Term Incentive Plan is the same as the definition under the SIP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has a Death and Disability Benefit Plan Agreement with Mr. G. Grinberg, dated September 23, 1994. Under that agreement, in the event of Mr. G. Grinberg's death or disability while employed by the Company, the Company will pay to his spouse, if she is then living, an annual benefit equal, as of fiscal 2007, to $380,474 (increased October 1 each year by an amount equal to two percent of the benefit that would have been payable in the prior year). Benefits are payable for the lesser of 10 years or the life of Mr. G. Grinberg's spouse, and are payable only from the general assets of the Company. Neither Mr. G. Grinberg nor his spouse may assign the agreement or any of the benefits payable thereunder and none of the benefits are payable to the estates or any of the heirs of Mr. G. Grinberg or his spouse. The agreement also provides that it automatically terminates in the event of the termination of Mr. G. Grinberg's employment with the Company for any reason other than his death or disability and further provides that it is not to be considered a contract of employment. For purposes of the agreement, "disability" means the inability of Mr. G. Grinberg to perform the duties pertaining to his job because of accident, sickness or other illness as determined by a majority of disinterested directors.

In fiscal 1996, the Company entered into an agreement with a trust which, at that time, owned an insurance policy issued on the lives of Mr. G. Grinberg and his spouse. The insurance policy provides for a death benefit of $27 million. The trustees of the trust are the three children of Mr. G. Grinberg and his spouse, namely, Efraim Grinberg, Alexander Grinberg and Miriam Phalen. Under the agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on the insurance policy (approximately $740,000 per annum). The agreement required the trust to repay the loans from the death benefit proceeds of the policy. At January 31, 2003 the Company had loaned the trust $5,186,860 under this agreement. On April 4, 2003, the agreement was amended and restated to transfer the policy (which at that time had a cash surrender value of $4,595,591) from the trust to the Company in partial repayment of the then outstanding loan balance which, as of that date, was reduced to $591,269. If the policy is terminated prior to the death of the insureds, the trust must repay the Company the amount of the accumulated premiums which the Company would also recover from the death benefit in the event it is paid.

Mr. Alex Grinberg, a beneficial owner of more than five percent of the Company's Class A Common Stock and the brother of Efraim Grinberg, is the President of the Company's Concord brand in the United States and earned $320,809 in salary and annual cash incentive compensation in fiscal 2007. In addition, as a participant in the Company's Long Term Incentive Plan, Mr. Alex Grinberg received an award of 2,000 Performance Share Units last year, subject to the same terms and conditions applicable to similar awards made to the other participants in that plan.

Mr. David Phalen is the spouse of Miriam Phalen, a beneficial owner of more than five percent of the Company's Class A Common Stock, and the brother-in-law of Efraim Grinberg. Mr. Phalen is President of Movado Company Stores and earned $496,058 in salary and annual bonus in fiscal 2007. In addition, as a participant in the Company's Long Term Incentive Plan, Mr. Phalen received an award of 6,000 Performance Share Units last year, subject to the same terms and conditions applicable to similar awards made to the other participants in that plan.

The Board of Directors has adopted a code of business conduct and ethics which provides for the review, approval and ratification of transactions with the Company (or any of its subsidiaries) in which any officer or employee of the Company or any of its subsidiaries or any director has any direct or indirect material interest. Such transactions involving any executive officer of the Company or any member of the Board of Directors are referred to the Nominating/Corporate Governance Committee. Other transactions are referred to the Company's General Counsel. In each case, the standard applied under the Company's code is whether the transaction, when considered in the context of all the relevant facts and circumstances, including the person's position with the Company, the nature of the transaction and the amount involved, could reasonably appear to present a conflict of interest.

See "*Compensation Committee Interlocks and Insider Participation*" for information regarding certain business relationships between the Company and Mr. Silverstein's law firm.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth information with respect to shares of Common Stock that may be issued under the Company's equity compensation plans as of January 31, 2007.

Plan category	Number of Securities to be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	3,405,228 (2)	$ 13.91 (3)	1,938,112 (4)
Equity compensation plans not approved by security holders (5).......	82,176	Not applicable	0 (5)
Total	3,487,404	$ 13.91	1,938,112

(1) Includes the SIP and the DCP.
(2) Includes 3,317,285 shares of common stock issuable upon the exercise of options and the vesting of stock awards outstanding under SIP and 87,943 phantom stock units issuable as 87,943 shares of Common Stock under the DCP.
(3) Weighted average exercise price of options outstanding under the SIP.
(4) Number of shares available for issuance under the SIP as options and as other share based awards. The DCP does not provide for a limit on the number of phantom stock units available for issuance.
(5) Includes the Stock Bonus Plan described in Note 14 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007. The Company has determined not to make any further grants under this plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Exchange Act, the following report of the Audit Committee shall not be deemed to be incorporated by reference into any such filing and shall not otherwise be deemed filed under such acts.

The Audit Committee has reviewed and discussed with the Company's management and with PricewaterhouseCoopers LLP management's assessment of the effectiveness of the Company's internal control over financial reporting, the evaluation by PricewaterhouseCoopers LLP of the Company's internal control over financial reporting and the audited financial statements of the Company for the fiscal year ended January 31, 2007. The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees) by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007 for filing with the SEC.

The Committee and the Board also have recommended, subject to shareholder approval, the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal 2008.

Members of the Audit Committee:
Donald Oresman (chairman)
Alan H. Howard
Richard Isserman

FISCAL 2007 AND 2006 AUDIT FIRM FEE SUMMARY

The following table presents the aggregate fees billed for professional services rendered by the Company's independent auditors, PricewaterhouseCoopers LLP, in the "audit fees", "audit – related fees", "tax fees", and "all other fees" categories, in each case as such terms are defined by the SEC, for the fiscal years ended January 31, 2007 and 2006.

Year	Audit ($)	Audit Related ($)	Tax ($)	All Others ($)	Totals ($)
2006	1,312,200	61,000	51,050	2,320	1,426,570
2007	1,345,371	111,435	28,818	4,674	1,490,298

Audit fees include fees for audit or review services in accordance with generally accepted auditing standards and fees for services that generally only the Company's auditors provide, such as statutory audits and review of documents filed with the SEC.

Audit related fees include fees for assurance and related services that are traditionally performed by the Company's auditors. The services include audits of employee benefit plans and consultation in connection with financial and accounting standards.

Tax fees include fees for services that are performed by professional tax staff other than in connection with the audit. The services include tax compliance, tax advice and tax planning services.

All other fees are subscription fees for the use of the independent auditors' database of authoritative literature and accounting and financial guidance.

The Audit Committee reviews and approves all audit and non-audit services to be rendered in every instance by the Company's independent auditors before such auditors are engaged to render any such services. Therefore the Audit Committee has not adopted a pre-approval policy with respect to such services.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF ACCOUNTANTS

The Audit Committee has appointed PricewaterhouseCoopers LLP to be the Company's independent accountants for the year ending January 31, 2008, subject to ratification of such appointment by the Company's shareholders. PricewaterhouseCoopers LLP has served as the Company's independent accountants since fiscal year 1977 and is considered by the Audit Committee and the Board to be well qualified. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. Such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. **The Board recommends that the shareholders vote FOR such ratification. Proxies solicited by the Board will be so voted unless shareholders specify in their proxies a contrary choice.**

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who own more than 10% of a registered class of the Company's equity securities (the "10% Stockholders") to file reports of ownership and changes of ownership with the SEC. As a practical matter, the Company assists its directors, officers and certain 10% Stockholders by completing and filing Section 16 reports on their behalf. The Company's executive officers, directors and 10% Stockholders timely complied with all such filing requirements applicable to them with respect to their beneficial ownership of the Company's securities, except that one Form 4 ("Statement of Changes in Beneficial Ownership") reporting a share distribution made by Grinberg Partners L.P., which should have been filed on or before March 10, 2006, was inadvertently filed late on March 22, 2006 by each of the limited partners in Grinberg Partners L.P., namely: Efraim Grinberg, Gedalio Grinberg, Alexander Grinberg, Grinberg Group Partners and Miriam Phalen. In addition, Ms. Phalen inadvertently omitted to timely file one Form 5 reporting a year-end gift to each of two trusts for her children for which she is the trustee. The Form 5, which was due on March 17, 2006 was filed on June 23, 2006.

OTHER MATTERS

The Board of Directors, at the time of the preparation of this Proxy Statement, knows of no business to come before the Annual Meeting other than that referred to herein. If any other business should come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies received and not theretofore revoked in accordance with their best judgment.

Upon the written request of any record holder or beneficial owner of Common Stock or Class A Common Stock entitled to vote at the Annual Meeting, the Company, without charge, will provide a copy of its Annual Report on Form 10-K for the fiscal year ended January 31, 2007, as filed with the SEC. Requests should be directed to Suzanne Michalek, Vice President Corporate Communications, Movado Group, Inc., 650 From Road, Paramus, New Jersey 07652.

May 24, 2007

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING AND WISH THEIR STOCK TO BE VOTED ARE URGED TO DATE, SIGN AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

AUDIT COMMITTEE CHARTER

MEMBERSHIP

1. The Audit Committee (the "Committee") of the Board of Directors shall consist of at least three directors who shall be appointed annually by the Board of Directors. New members of the Committee will be proposed by the Company's Nominating and Corporate Governance Committee for approval and appointment by the Board. Each member of the Committee shall, in the Board's judgment, satisfy the financial literacy and independence requirements under the Sarbanes-Oxley Act (the "Act") and applicable rules of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"). At least one member of the Committee must be an "audit committee financial expert" and have "accounting or related financial management expertise" under the requirements of the Act and the applicable rules of the NYSE and SEC. Unless a Chair is elected by the full Board of Directors, the Committee shall designate one by majority vote of the full Committee membership. No member of the Committee may serve on the audit committees of more than two other public companies, unless the Board of Directors determines that such simultaneous service will not impair the ability of such member to effectively serve on the Committee.

2. No member of the Committee shall receive any compensation from the Company other than compensation for service as a director of the Company, compensation for serving on the Committee and compensation under a retirement plan for prior services with the Company (if such compensation is not contingent on continued service with the Company).

PURPOSE

1. The Committee will assist the Board in its general oversight regarding:

    a. The quality and integrity of the Company's financial statements;

    b. The independent auditor's qualifications and independence;

    c. The performance of the Company's internal audit function and independent auditors; and

    d. The Company's compliance with legal and regulatory requirements.

2. The Committee will prepare the Audit Committee Report required by the rules of the SEC to be included in the Company's annual proxy statement.

MEETINGS AND PROCEDURES

1. The Committee shall meet at least four times each year and at such other times as it deems necessary to carry out its responsibilities. The Chair of the Committee or any two Committee meeting members may call a Committee meeting whenever deemed necessary.

2. In the performance of its duties and responsibilities, it is not the Committee's duty to plan or conduct audits, to determine that the Company's financial statements are complete, accurate and in

accordance with generally accepted accounting principles or to assure compliance with laws. These are the responsibilities of management and the internal audit department. The independent auditor is responsible for the audit of the Company's financial statements in accordance with the standards of the profession.

RESPONSIBILITIES

The Committee shall:

1. Have the sole authority to appoint, retain, compensate, oversee, evaluate and, where appropriate, replace the independent auditor.

2. Annually review and approve the proposed scope of each fiscal year's internal and outside audit at the beginning of each new fiscal year.

3. Inform each registered public accounting firm performing audit, review or attest work for the Company that such firm shall report directly to the Committee.

4. Directly oversee the work of any registered public accounting firm employed by the Company, including the resolution of any disagreement between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit opinion or related work.

5. Review and approve in advance any audit and permitted non-audit services and fees to be provided by the Company's independent auditor. The Committee has the sole authority to make these approvals.

6. At, or shortly after the end of each fiscal year, review with the independent auditor, the internal auditor and Company management, the audited financial statements and related opinion and costs of the audit of that year.

7. Annually obtain and review a report by the independent auditor describing: the audit firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and, to assess the auditor's independence, all relationships between the independent auditor and the Company.

8. Review with the chief executive officer and chief financial officer and independent auditors, periodically, the following:

   (a) The Company's administrative and operational controls and internal controls over financial reporting and evaluate whether the Company is operating in accordance with its prescribed policies, procedures and code of conduct.

   (b) All significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, including any material weakness in internal controls identified by the Company's independent auditors and internal auditors.

(c) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

(d) Any significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

9. Provide any recommendations, certifications and reports that may be required by the NYSE or the SEC including the report of the Committee that must be included in the Company's annual proxy statement.

10. Review and discuss with management and the independent auditor the Company's interim financial results to be included in the Company's quarterly reports to be filed with the SEC including a review and discussion with management of the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", and a discussion with the independent auditor of the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as it may be modified or supplemented.

11. Review with management and the independent auditor the financial statements to be included in the Company's Annual Report on Form 10-K, including a review and discussion with management of the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the auditor's judgment about the quality, not just acceptability, of the Company's accounting principles as applied to its financial reporting. The review shall also include a discussion of the reasonableness of judgments and estimates made in the preparation of the financial statements that may be viewed as critical, as well as the clarity of financial statement disclosure. In addition, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards, including the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Committees)), as it may be modified or supplemented. Based on its review and discussions, the Committee shall recommend to the Board of Directors whether the financial statements should be included in the Annual Report on Form 10-K.

12. Discuss with management the type of presentation and type of information to be included in the Company's earnings press releases and the financial information and earnings guidance provided to analysts and rating agencies.

13. Have the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

14. Ensure the rotation of the audit partners of the Company's independent auditor as defined in and as required by the Act and the rules of the SEC.

15. Discuss with management and the independent auditor the Company's policies with respect to risk assessment and risk management.

16. Meet separately, periodically, with management, with internal auditors and with the independent auditor.

17. In consultation with the independent auditor, management and the internal auditors, review the integrity of the Company's financial reporting process.

18. Review periodically major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

19. Review with the independent auditor any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and management's responses to such matters. In addition, the Committee shall timely receive (and, in any event, prior to the filing of any audited financial statements with the SEC) a report from the independent auditor on (a) all critical accounting policies and practices; (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and (c) other material written communications between the registered public accounting firm and Company management, such as any management letter or schedule of unadjusted differences.

20. Regularly review the responsibilities, budget and staffing of the internal audit function of the Company, including the proposed audit programs for the coming year and review summaries of findings from completed internal audits and a progress report on the proposed audit plan with explanations for any deviations from the original plan.

21. Ensure that the chief executive officer, chief financial officer, chief accounting officer, controller, or any other person serving in an equivalent position was not, within one year prior to the initiation of the audit, an employee of the independent auditor who participated in any capacity in the Company's audit.

22. Report regularly to the Board of Directors. Such report to the Board of Directors may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

23. Meet with the Company's General Counsel, as appropriate, to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Company.

24. Maintain procedures, as set forth in Annex A hereto, for the receipt, retention and treatment of complaints received by the Company regarding financial statement disclosures, accounting, internal accounting controls or auditing matters, and the

confidential, anonymous submission by employees of the Company of concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

25. Perform a review and evaluation, at least annually, of the performance of the Committee. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

26. Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate. In carrying out its responsibilities, the policies and procedures of the Committee should remain flexible in order in order that it can best react to changing conditions and assure the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

Annex A
Procedures for the Submission of Complaints or Concerns Regarding Financial Statement Disclosures, Accounting, Internal Accounting Controls or Auditing Matters

1. The Company shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

2. Any employee of the Company may submit, on a confidential, anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters by setting forth such concerns in writing and forwarding them in a sealed envelope to the Chair of the Audit Committee, in care of the Company's General Counsel at: Movado Group, Inc., Legal Department, 650 From Road, Paramus, NJ 07652, such envelope to be labeled with a legend such as: "To be opened by the Audit Committee only". If any employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate. Any such envelopes received by the Company's General Counsel shall be forwarded promptly to the Chair of the Audit Committee.

3. At each of its meetings, including special meeting called by the Chair of the Audit Committee following the receipt of any information pursuant to this Annex, the Audit Committee shall review and consider any such complaints or concerns that it has received and take any action that it deems appropriate in order to respond thereto.

4. The Audit Committee shall retain any such complaints or concerns for a period of no less than 7 years.

5. Neither the Company nor any of its employees may discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee who: (a) lawfully provides information regarding any conduct encouraged to be reported under this policy which the employee reasonably believes has occurred to a regulatory or law enforcement agency, to any member or committee of Congress, or to any person with supervisory authority over the employee or the authority to investigate such misconduct; (b) participates in or otherwise assists with a proceeding relating to conduct encouraged to be reported this policy; or (c) submits a complaint pursuant to this policy regarding any conduct encouraged to be reported this policy which the employee reasonably believes has occurred, even if after investigation the Company determines that there has not been a violation; provided, however, that the foregoing shall in no event be construed as in any way limiting the Company from discharging, demoting, suspending or taking any other disciplinary measures in respect of an employee for legitimate reasons . Disciplinary action will be taken against any supervisor who retaliates, directly or indirectly, or encourages other to do so, against an employee who takes any of the above-mentioned actions.

5. This Annex A shall appear on the Company's website as part of this Charter.

END